1-A @ original

Registration No. 24-3656



SECURITIES AND EXCHANGE COMMISSION

POST QUALIFICATION AMENDMENT NO. 9/2A
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933



SEC MAIL
RECEIVED
PROCESSING
MAY 0 1 2003
WASH. D.C.
155
SECTION

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

PROCESSED
MAY 02 2003
THOMSON FINANCIAL

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Stephen H. Waite, Esq.
UNDERBERG & KESSLER LLP
1800 Chase Square
Rochester, New York 14604
(585) 258-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b): The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	A.L. Blades & Sons, Inc. Webb's Crossing Road Hornell, NY 14843	1609 Heather Heights Hornell, NY 14843
Edward G. Coll, Jr. Director	(not applicable)	P.O. Box 121 Alfred Station, NY 14803
Brenda L. Copeland President & Chief Executive Officer	One Steuben Square Hornell, NY 14843-1699	130 S. Main St. Gainesville, NY 14066
Stoner E. Horey Director	Empire State Development 30 S. Pearl St., SBTIS, 6th Fl. Albany, NY 12245	3461 Pierce Road Canisteo, NY 14823
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, NY 14843-1699	62 Maple Street Hornell, NY 14843
Charles D. Oliver Director	17 South Church St. Canaseraga, NY 14822	8 North Street Canaseraga, NY 14822
Alain Percet Director	1 Transit Drive Hornell, NY 14843	1267 Phelps Drive Arkport, NY 14807
Kenneth D. Philbrick Director	One Steuben Square Hornell, NY 14843-1699	1100 Sharps Hill Road Arkport, NY 14807
Laurie B. Puffer Vice President, Corporate Secretary and Branch Operations Manager	One Steuben Square Hornell, NY 14843-1699	412 Cleveland Avenue Hornell, NY 14843
David A. Shults Chairman of the Board and Director	9 Seneca Street Hornell, NY 14843	66 Maple Street Hornell, NY 14843

Name	Business Address	Residence Address
Eric Shults Director	9 Seneca Street Hornell, NY 14843	427 Seneca Road Hornell, NY 14843
James B. Van Brunt Executive Vice President	One Steuben Square Hornell, NY 14843-1699	448 Cleveland Avenue Hornell, NY 14843
Sherry C. Walton Director	Alfred University Olin Building Alfred, NY 14802	4165 Grandview Avenue Wellsville, NY 14895
Charles K. Wellington Director	(not applicable)	8980 Oak Hill Road Arkport, NY 14807

(c) The Issuer's general partners: not applicable.

(d) The record owners of 5% or more of any class of the Issuer's equity securities: Record holders of 5% or more of the Issuer's Common Stock:

Name	Business Address	Residence Address
Steuben Trust Company, as trustee for Richard W. Bradley, QTIP Trust	One Steuben Square Hornell, New York 14843-1699	(not applicable)
David A. Shults	9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843
Dick T. Hollands	N/A	1027 Broad Branch Court McLean, Virginia 22101
Eric Shults	9 Seneca Street Hornell, New York 14843	427 Seneca Rd. Hornell, New York 14843

(e) The beneficial owners of 5% or more of any class of the Issuer's equity securities:

See responses under (d) above.

(f) Promoters of the Issuer: Not applicable.

(g) Affiliates of the Issuer: See (a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:

Underberg & Kessler LLP, 1800 Chase Square, Rochester, New York 14604

(i) through (m):

Each underwriter with respect to the proposed offering; the underwriter's directors; the underwriter's officers; the underwriter's general partners; and counsel to the underwriter:

In each case, not applicable.

Item 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: California, Colorado, Connecticut, Delaware, Florida, Idaho, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, and Virginia. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

13,063.357

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.

PART II
OFFERING CIRCULAR

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

200,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

We are pleased to provide you this Offering Circular describing the Steuben Trust Corporation ("STC" or the "Corporation") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Corporation's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Corporation for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005, the Corporation's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 200,000 shares of Common Stock, par value $1.00 per share, of the Corporation registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is May 1, 2003.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

200,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Corporation"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Corporation does not intend to list the Common Stock on any securities exchange or The Nasdaq Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Corporation
Per Share	$ 15.00	$ -0-	$ 15.00
Total	$ 3,000,000	$ -0-	$ 3,000,000

The date of this Offering Circular isMay 1, 2003

TABLE OF CONTENTS

SUMMARY

The Plan provides all holders of the Corporation's Common Stock the ability on a quarterly basis to automatically reinvest all or any portion of any cash dividends declared by the Corporation or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Corporation, its business and competition. This information includes both statistical and financial detail of the Corporation's lending activities, as well as the regulation and supervision of the Corporation by Federal and New York State authorities. The capitalization of the Corporation is also discussed, as well as its management.

To date, 66,774 shares of Common Stock have been sold in this offering under prior Offering Circulars, with an aggregate sales price of $958,055.

The following is a summary of financial statement information:

Condensed Consolidated Statements of Condition
December 31, 2002 and 2001

	2002	2001
	(Amounts in Thousands)	
Assets		
Cash and Due From Banks	$ 13,923	10,389
Loans (Net)	170,632	174,032
Investment Securities	77,517	57,235
Federal Funds Sold	2,000	9,000
Premises & Equipment	10,085	9,628
Intangible Assets	2,268	2,921
Other Assets	8,203	8,240
Total Assets	**$ 284,628**	**271,445**
Liabilities		
Deposits	$ 255,269	240,340
Borrowings	3,000	6,000
Trust Preferred Securities	4,848	4,842
Accrued Interest Payable	765	1,020
Other Liabilities	1,077	939
Total Liabilities	$ 264,959	253,141

Shareholders' Equity

Common Stock	$	1,629	1,627
Additional Paid-In Capital		1,588	1,560
Undivided Profits		15,313	14,895
Accumulated Other Comprehensive Income		1,139	242
Treasury Stock		----	(20)
Total Shareholders' Equity	$	19,669	18,304
Total Liabilities and Shareholders' Equity	**$**	**284,628**	**271,445**

Condensed Consolidated Statements of Income

(Amounts in Thousands Except Per Share Data)

		Twelve Months Ending	
		12/31/02	**12/31/01**
Interest Income	$	16,604	18,254
Interest Expense		6,718	8,529
Net Interest Income		**9,886**	**9,725**
Provision for Loan Losses		822	347
Net Interest Income After Provision for Loan Losses		**9,064**	**9,378**
Other Operating Income		2,338	1,980
Operating Expenses		9,700	9,225
Income Before Income Tax		**1,702**	**2,133**
Income Tax		341	504
Net Income	$	**1,361**	**1,629**
Dividends on Pref. Stock		----	313
Net Income Available to Common Shareholders	$	**1,361**	**1,316**
Earnings Per Share, Basic	$	**0.84**	**0.81**

RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONCERNING THE CORPORATION AND ITS BUSINESS CONTAINED IN THIS OFFERING CIRCULAR BEFORE PURCHASING THE SHARES OFFERED HEREBY.

THE CORPORATION MAY BE UNABLE TO PAY DIVIDENDS OR ITS ABILITY TO PAY DIVIDENDS MAY BE RESTRICTED

The Corporation's ability to pay dividends to holders of its Common Stock is dependent on receipt of cash dividends from its wholly-owned subsidiary, Steuben Trust Company (the "Bank"). Federal regulations limit the amount of cash dividends which the Bank may pay to the Corporation and may restrict the amount of dividends payable by the Corporation. Failure to obtain sufficient funds from the Bank to make periodic dividend payments will adversely affect the Corporation's ability to pay dividends to the holders of Series A Preferred Stock and Common Stock. The Bank's ability to make dividend payments is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Corporation.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Federal Reserve Board policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Corporation to pay cash dividends.

Federal legislation also prohibits depository institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), such as the Bank, from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements. In addition, under the New York Banking Law, the Bank may only pay dividends up to an amount equal to its net profits for the current year combined with its retained net profits of the preceding two years.

NO PUBLIC MARKET FOR STOCK; CORPORATION NOT REQUIRED TO FILE PERIODIC REPORTS WITH THE SEC

There is no public market for the Corporation's Common Stock offered hereby and there can be no assurance that any trading market will develop at any time in the future. Additionally, the Common Stock offered hereby is offered pursuant to an exemption from the registration requirements under the Securities Act pursuant to SEC Regulation A. The Corporation is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Corporation has 500 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Corporation intends to attempt to stay below 500 record shareholders.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Corporation faces significant competition from many banks, savings institutions, and other financial institutions which have branch offices or otherwise operate in the Corporation's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Corporation, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, scarce natural resources, real estate values, international conflicts and other factors beyond the control of the Corporation and the Bank may adversely affect the potential profitability of the Corporation and the Bank. In particular, an adverse environment for real estate, construction, consumer spending and local or regional commerce could have an adverse impact on the Corporation's ability to maintain or increase profitability.

FEDERAL AND STATE REGULATIONS COULD EFFECT THE CORPORATION AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Corporation and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Corporation is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Banking Department and by the FDIC. Changes in policies by regulatory bodies may result in increased cost of operations for the Corporation.

OPERATIONS OF THE CORPORATION AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Corporation and the Bank to date have been largely dependent on existing management. The loss to the Corporation or the Bank of one or more of its existing executive officers could have a material adverse effect on the Corporation's business and results of operations.

MANAGEMENT, THROUGH A LARGE PERCENTAGE OF OWNERSHIP, COULD CONTROL CERTAIN SHAREHOLDER VOTES

As ofApril 28, 2003, Directors and officers of the Corporation and their affiliates owned approximately 25.5% of the Corporation's outstanding shares of Common Stock. Management, by virtue of this concentration of stock ownership, may be able to control the election of the Corporation's Directors and to control the outcome of actions requiring shareholder approval.

CERTAIN PROVISIONS MAY DETER OR DISCOURAGE A CHANGE IN THE CONTROL OF THE CORPORATION

The Corporation's Certificate of Incorporation, Bylaws and the New York Business Corporation Law contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of Common Stock, a proxy contest for control of the Corporation, the assumption of control of the Corporation by a holder of a large block of Common Stock or removal of the Corporation's management.

TEN LARGEST SHAREHOLDERS MAY BE LIABLE FOR UNPAID WAGES AND SALARIES

New York Business Corporation Law Section 630 holds the ten largest shareholders of a New York corporation liable for any wages or salaries that an employee or laborer is unable to collect from the Corporation. Under Section 630, each of the ten largest shareholders of the Corporation could be personally liable for any wages or salaries earned for services provided to the Corporation for which the Corporation fails to make payment.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The provisions of the Plan are discussed in question-and-answer form below. Holders of shares of the Corporation's Common Stock that do not wish to participate in the Plan will continue to receive cash dividends, if and when declared, by check as in the past. Shareholders that wish to participate in the Plan will need to complete and submit an Authorization Form as discussed below. The Plan, a copy of which is attached as Annex 1 to this Offering Circular, is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

The Plan provides holders of the Corporation's Common Stock with a simple and convenient method of purchasing additional shares of Common Stock without fees of any kind. Any holder of record of shares of Common Stock is eligible to join the Plan.

Participants in the Plan may:

1. Reinvest dividends on all shares held by a participant.

2. Reinvest dividends on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time in an amount not less than $50.00, but up to $2,500.00 per quarter, whether or not dividends are being reinvested.

Cash payments will be invested on the dividend payment date of each quarter after they are received. Shares purchased will also be entitled to subsequent dividends.

Purpose

(1) What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of the Corporation's Common Stock with a simple, convenient and inexpensive method of investing cash dividends and additional voluntary cash payments in the purchase of additional shares of Common Stock without payment of any brokerage commissions or service charges.

Advantages

(2) What are the advantages of the Plan?

Plan participants may purchase additional shares of Common Stock quarterly with reinvested cash dividends on all or less than all of the shares of the Corporation's Common Stock which they own. Participants also may elect to purchase additional shares of Common Stock quarterly with voluntary additional cash payments of a minimum of $50.00 per quarter, up to a maximum of $2,500.00 per quarter. No commissions or service charges are paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to a participant's account. In addition, dividends in respect of such fractions, as well as full shares, will be credited to a participant's account. Dividends on the shares in the participant's account are automatically reinvested in the purchase of additional shares of Common Stock. Participants are assured of safekeeping of shares credited to their accounts under the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Corporation will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3) Who administers the Plan for participants?

American Stock Transfer and Trust Company (the "Agent"), 40 Wall Street, New York, New York, will administer the Plan for participants, including all recordkeeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4) How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular, and returning it to American Stock Transfer and Trust Company, 40 Wall Street, New York, New York, 10005. An Authorization Form and return envelope may be obtained at any time by calling 1-800-278-4353. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To effect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5) When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6) What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1. Reinvest dividends paid on all shares held by a participant.

2. Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

3. Invest by making voluntary additional cash payments at any time of not less than $50.00 per quarter and not exceeding $2,500.00 per quarter, whether or not dividends are being reinvested.

Cash dividends on shares credited to a participant's account under the Plan are automatically reinvested in the purchase of additional shares of Common Stock.

(7) How may a participant change options under the Plan?

A participant may change his/her/its investment option at any time by signing a new Authorization Form and returning it to the Agent. Any change in option with respect to reinvestment of dividends must be received by the Agent at least five business days prior to the record date for the next succeeding dividend to allow sufficient time for processing. A participant also must submit an appropriately completed form at any time that a participant desires to make additional voluntary purchases of shares of Common Stock under the Plan.

Costs

(8) Are there any expenses to participants in connection with purchases under the Plan?

No. All brokerage commissions or service charges will be paid by the Corporation for open market or negotiated purchases of shares. No brokerage fees or service charges will be charged for purchases of shares under the Plan directly from the Corporation. All costs of administration of the Plan are paid by the Corporation.

Purchases

(9) What will be the price of shares of Common Stock purchased under the Plan?

If original issue or treasury shares are purchased under the Plan directly from the Corporation, the per share price of the shares so purchased will be the then-current price per share of the Corporation's Common Stock, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). For the 2003 calendar year, the Committee has set the price per share at $15.00. This Committee determines what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace of which it is aware, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. Only the shares that may be sold by the Corporation to the Plan are the subject of this Offering Circular, and the Corporation will only receive the proceeds from the sales of any such shares.

If shares are purchased under the Plan in the market, such purchases will be made at prevailing market prices and the price to each participant's Plan account will be based on the average price of all shares so purchased. The Corporation will not receive the proceeds from any such purchases.

If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Corporation's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Corporation's Common stock is $15.00 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Corporation's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Corporation: (1) purchase newly issued shares directly from the Corporation; (2) purchase Treasury shares directly from the Corporation; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Corporation. If the Corporation sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Corporation may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Corporation will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Corporation reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Voluntary Additional Cash Payments

(13) How are voluntary additional cash payments made?

Voluntary additional cash payments may be made at any time and the amount each time may be varied. A voluntary additional cash payment may be made when enrolling by enclosing a check or money order with an Authorization Form. Payments may not be less than $50.00 per quarter and cannot exceed $2,500.00 per quarter. The Agent will send a receipt for each voluntary additional cash payment together with a statement for use in making the next such payment. Note that purchases of shares with voluntary additional cash payments will only be made quarterly as well, and that no interest will be paid on such voluntary cash payments received pending the investment of such funds. Accordingly, it is suggested that shareholders desiring to make voluntary additional cash purchases of shares under the Plan submit such payments together with an appropriately completed form to the Agent toward the end of a quarter.

Withdrawal

(14) How does a participant withdraw from the Plan?

In order to withdraw from the Plan, a participant must send a written request to the Agent. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share, based upon the most recent average per share purchase price of Common Stock made under the Plan prior to the effective date of the withdrawal multiplied by the fractional interest.

(15) When may a participant withdraw from the Plan?

A participant may withdraw from the Plan at any time. To be effective for a given dividend payment date, the withdrawal notice must be received by the Agent at least five business days prior to the record date for that dividend. Any notice of withdrawal received less than five business days prior to a dividend record date will not be effective until dividends paid for that record date have been reinvested and the shares credited to the participant's Plan account.

(16) Can a participant re-enter the Plan after withdrawing?

Yes, by following the procedure for initial enrollment (see Question 4).

Other Information

(17) Will certificates automatically be issued for shares of Common Stock purchased under the Plan?

No. Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by a nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's Plan account will be shown on a statement of account that each participant will receive at least quarterly from the Agent. (This feature also protects against loss, theft or destruction of stock certificates.)

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on the shares credited to the participant's Plan account unless the participant also withdraws all shares held in his/her/its Plan account.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities.

(21) If the Corporation has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Corporation issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Corporation on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

(23) How will a participant's Plan shares be voted at meetings of shareholders?

All shares of Common Stock credited to a participant's Plan account will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares credited to a participant's Plan account, the participant will be sent the proxy material for that meeting. If the participant returns an executed proxy card in a timely fashion, it will be voted in accordance with the instructions so received with respect to all shares credited to the participant's Plan account. All such shares may also be voted in person at any meeting of shareholders. If the participant does not execute and return a proxy card in a timely fashion and does not attend the meeting and vote such shares in person, such shares will not be voted at that meeting.

(24) What are the federal income tax consequences of participation in the Plan?

The Corporation has not received a ruling from the Internal Revenue Service concerning the federal income tax consequences of participating in the Plan. Participants are urged to consult their own tax advisers before joining the plan. However, a general discussion of certain tax consequences follows:

(a) A participant in the Plan will be treated for federal income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value on the dividend payment date of the shares of Common Stock credited to the participant's Plan account. To the extent that dividends paid by the Corporation to its shareholders are treated as made from the Corporation's earnings and profits, those dividends are taxable as ordinary income for federal income tax purposes. The Corporation has sufficient earnings and profits such that participants can expect that the full amount of any dividends paid will be currently taxable to Plan participants.

(b) The tax basis of shares purchased with reinvested dividends will equal the average price at which all shares were acquired with respect to a specific dividend payment. Likewise, for each quarterly purchase of shares made with voluntary additional cash payments, the tax basis of such shares will equal the average price at which all such shares were acquired.

(c) A participant's holding period for shares acquired pursuant to the Plan both with reinvested dividends and voluntary additional cash payments will begin on the day following the purchase of such shares.

(d) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the Plan.

(e) A participant will realize long term or short term gain or loss when shares are sold or exchanged, depending upon whether the shares have been held for more than one year at the time of disposition. In the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon withdrawal from or termination of the Plan, the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.

(25) What are the responsibilities of the Corporation and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Corporation's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Corporation's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Corporation reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Corporation nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Corporation nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26) May the Plan be changed or discontinued?

While the Corporation currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Corporation to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27) To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer and Trust Company
Attention: Dividend Reinvestment Department
40 Wall Street,
New York, NY 10005
1-800-278-4353

INFORMATION REGARDING THE CORPORATION

GENERAL

The Corporation is a bank holding company incorporated under the New York Business Corporation Law on February 5, 1990 and headquartered in Hornell, New York. It is the sole shareholder of Steuben Trust Company (the "Bank"), a New York chartered commercial bank that commenced operations in 1902. The Bank's deposits are insured by the FDIC. The Bank is not a member of the Federal Reserve System.

The Corporation also has a subsidiary trust, Steuben Capital Trust I (see note on page 25). The Corporation is exploring opportunities in other financial services.

The Bank is a locally-managed and community oriented commercial bank which provides loans, both residential and commercial, and other traditional financial services to customers that consist principally of individuals and small to medium-sized businesses. The Bank attracts deposits from the general public, business and government entities through its offices and uses these funds and other available sources of funds to originate loans. The Bank seeks to provide personal attention and professional financial assistance to customers. The Bank's philosophy includes providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

The Bank's primary market area is Steuben and Allegany counties located in Western New York State. The combined population of both counties was approximately 149,000 based on 2000 census data. The City of Hornell, which is the largest community in this primary market area, has a population of approximately 10,000. The Bank's extended market area includes the contiguous counties of Livingston and Cattaraugus in New York, and Potter and Tioga in Pennsylvania.

As of December 31, 2002, the Bank has a total of approximately 122 full-time equivalent employees.

BUSINESS AND COMPETITION

Lending Activities

General

At December 31, 2002, the Bank's net loan portfolio totaled $170.6 million representing approximately 59.9% of its $284.6 million of total assets at that date. The principal categories of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured or unsecured loans for commercial, corporate and business purposes. At December 31, 2002, $50.9 million, or 29.5% of the Bank's total loan portfolio consisted of commercial loans. The Bank's commercial loans consist primarily of loans secured by real estate, various equipment, machinery and other corporate assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $4.6 million of vehicle dealership floor plan loans to finance retail inventory outstanding at December 31, 2002, versus $7.1 million at December 31, 2001. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans to its retail customers. The Bank is a portfolio lender; but it generally originates residential mortgage loans under terms, conditions, and documentation which could permit their sale in the secondary market. The Bank has retained all such loans in its portfolio. At December 31, 2002, $76.6 million, or 44.5% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans. Virtually all of such loans are secured by property located in the Bank's immediate market area.

Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan. Loans up to 95% of appraised value may be granted providing the borrowers obtain private mortgage insurance.

Home equity loans, which are typically fixed rate term loans, are originated by the Bank for up to 80% of appraised value, less the amount of any existing prior liens on the property. The Bank also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 80% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures the loan with a mortgage on the residential property which may be a first or second mortgage.

The Bank requires an attorney's opinion letter insuring the priority of the mortgage lien as well as fire and extended coverage casualty insurance in order to protect the property securing its residential and other mortgage loans. The properties securing all of the Bank's residential mortgage loans are appraised by appraisers approved by the Board of Directors.

Consumer Loans

The Bank offers a full range of consumer loans in order to meet demand for such financial services from its customers and because such loans typically have shorter terms and higher interest rates than commercial or residential mortgage loans. Consumer loans may be secured or unsecured and include motor vehicle loans, personal loans, home improvement loans, overdraft protection, recreational vehicle and mobile home loans.

The Bank's underwriting guidelines for such loans generally require that a borrower must be in his or her present job for a minimum of two years. A credit report is obtained on each borrower. The borrower's total debt to income ratio should not exceed 38%. Loans secured by motor vehicles may require a 10% down payment. However, the ability of the borrower to repay is the primary consideration. At December 31, 2002, $44.9 million, or 26.0% of the Bank's total loans, consisted of consumer loans.

Composition

The following table sets forth the Bank's loans by major categories as of the dates indicated:

	At December 31,	
	2002	2001
	(Dollars in Thousands)	
Consumer:		
Installment	$ 42,985	53,027
Credit Card	1,915	1,945
Total consumer	44,900	54,972
Residential Mortgages		
(includes home equity loans):	76,640	75,290
Commercial:		
Business	46,220	38,346
Floor plans	4,648	7,122
Total commercial	50,868	45,468
Total loans, gross	172,408	175,730
Net unearned loan premiums and fees	224	302
Total loans	172,632	176,032
Allowance for loan losses	(2,000)	(2,000)
Net Loans	$ 170,632	174,032

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Credit Quality

The Bank's written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. Lending authorities for the Bank's officers are established by the Bank's Board of Directors consistent with the knowledge, training, experience, and lending record of each officer. Loan decisions for credits in excess of $200,000 are acted on by the Bank's Board of Directors, or a Loan Committee comprised largely of Directors. After the loan has been approved and funded, continued periodic review is required. Due to the secured nature of residential mortgage loans and the smaller balances of individual installment areas, sampling techniques are used on a continuing basis for credit reviews in these loans. The Bank has a policy of discontinuing accrual of interest income at the end of the month in which a loan becomes 90 days past due for either principal or interest, except for those residential mortgages where no loss of principal and/or interest is anticipated. If circumstances warrant, accrual of interest may be discontinued prior to 90 days. If a loss of loan principal is anticipated, any payments received on those non-accrual loans are credited to principal until full recovery of past due payments has been recognized. The loan is not restored to accrual status until the customer demonstrates the ability to service the loan over its remaining life in accordance with the underlying note agreement. Loans are charged off in whole or in part upon a determination that a loss will occur. The Bank considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Bank measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank collectively evaluates large groups of small balance, homogeneous loans which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. Non-accrual and delinquent loans are reviewed on a monthly basis to determine potential losses from impairment. The following table sets forth information concerning loan delinquency and other non-performing assets.

	At December 31, 2002	At December 31, 2001
	(Dollars in Thousands)	
Loans accruing, but past due 30 to 89 days	$ 3,268	3,376
Loans accruing, but past due 90 days and over	75	429
Total non-accrual loans	1,294	1,918
Other real estate owned	49	118
Total non-performing assets	$ 1,418	2,465
Non-accrual loans as a percentage of total loans, net of unearned loan premiums and fees	0.75%	1.09%
Non-performing assets as a percentage of total assets	0.50%	0.91%

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At December 31, 2002, the Bank had $358,000 in loans that were considered impaired under Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114) as compared to $893,000 at December 31, 2001. SFAS 114 provides more specific guidance about the measurement and disclosure of impairment for certain types of loans. Specifically, SFAS 114 applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at December 31, 2002 was $60,000, compared to none at December 31, 2001. At December 31, 2002 and December 31, 2001, non-accrual loans were 0.75% and 1.09% respectively, of total loans, while non-performing assets were 0.50% and 0.91%, respectively, of total assets. At December 31, 2002, loans totaling $117,000, although not classified as impaired or non-performing, were classified as potential problem loans. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

For the year ended December 31, 2002, $62,000 of interest income would have been earned under the original terms on those loans classified as non-accrual of December 31, 2002, had they been current in accordance with their original terms and had been outstanding throughout the period or since origination.

At December 31, 2002, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of December 31, 2002, the Bank had $49,000 in OREO.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for losses inherent in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the

Bank's auditing firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical review of loan charge-off experience, other relevant historical and peer statistical ratios, and management's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio. The Bank has no credit exposure to foreign countries or foreign borrowers, or to "highly leveraged transactions," as defined by the Federal Reserve Board.

Although the Bank uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank's loans nevertheless will become delinquent. Regardless of the underwriting criteria utilized by banks, losses may be experienced as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of collateral and unrelated problems affecting the repayment capacity of the borrower.

The following table sets forth year-end balances and changes in the allowance for loan losses and certain ratios for the years ended December 31, 2002 and 2001.

	At or For the Year Ended December 31,	
	2002	2001
	(Dollars in Thousands)	
Average loans outstanding	$ 172,895	182,223
Balance at beginning of year	$ 2,000	2,000
Charge-offs:		
Commercial	(83)	(82)
Real estate-mortgage	(32)	----
Consumer	(808)	(680)
Total charge-offs	(923)	(762)
Recoveries:		
Commercial	5	305
Real estate-mortgage	1	3
Consumer	95	107
Total recoveries	101	415
Net charge-offs	(822)	(347)
Provision for loan losses	822	347
Balance at end of year	$ 2,000	2,000
As a percent of average loans:		
Net charge-offs	0.48%	0.19%
Provision for loan losses	0.48%	0.19%
Allowance for loan losses	1.16%	1.10%
Allowance as a percentage of each of the following:		
Total loans, net of unearned loan premiums and fees	1.16%	1.14%
Total non-accrual and delinquent loans 90 days and over and still accruing	146.09%	85.22%
Total non-accrual loans	154.56%	104.28%

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

	At December 31,			
	2002		2001	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 715	30%	750	26%
Mortgage	135	44%	80	43%
Consumer	1,150	26%	1,170	31%
Total	$ 2,000	100%	2,000	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. As of December 31, 2002, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

The following table sets forth the amortized cost and fair value of securities as of December 31, 2002 and 2001.

	At December 31,			
	2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)			
Debt Securities:				
U.S. Agency Securities	$ 11,396	11,684	2,991	2,993
Mortgage-Backed Securities	49,364	50,463	36,927	37,184
State & Municipal	13,896	14,375	16,023	16,159
Equity Securities	995	995	899	899
Total Securities	$ 75,651	77,517	56,840	57,235

As of December 31, 2002, 15.1% of the Bank's securities portfolio was held in U.S. Agency Securities and 65.1% was held in mortgage-backed securities (MBS). All securities held in the mortgage-backed securities portfolio are issued by or collateralized by U. S. Agencies. At December 31, 2002, equity securities consisted of $958,600 in Federal Home Loan Bank stock and $36,300 in New York State Business Development Corporation stock. The total fair value of securities increased from $57.2 million at December 31, 2001, to $77.5 million at December 31, 2002, due to purchase of securities as a result of lower loan demand and growth in deposits. At December 31, 2002, securities having a fair value of $54.7 million were pledged as collateral for public funds and other purposes as required or permitted by law. According to the following table, 31.1% of the debt securities in the portfolio have contractual maturities within five years. Debt securities are shown at their stated maturity dates for the purposes of this table.

	At December 31, 2002				
	Within 1 Year	After 1 Years But Within 5 Years	After 5 Years But Within 10 Years	After 10 Years	Total
	(Dollars in Thousands)				
Amortized Cost:					
U.S. Agency Securities	$ ----	11,396	----	----	11,396
Mortgage-Backed Securities	218	1,749	17,686	29,712	49,365
State & Municipal	6,165	3,713	3,377	641	13,896
Total debt securities at amortized cost	$ 6,383	16,858	21,063	30,353	74,567
Fair Value:					
U.S. Agency Securities	$ ----	11,684	----	----	11,684
Mortgage-Backed Securities	222	1,773	18,002	30,466	50,463
State & Municipal	6,180	3,924	3,592	679	14,375
Total debt securities at fair value	$ 6,402	17,381	21,594	31,145	76,522
Weighted average interest rate of debt securities	2.52%	4.05%	4.84%	5.26%	4.63%

Deposits

The following table sets forth the breakdown of deposits as of December 31, 2002 and 2001. The Bank's total deposits increased to $255.3 million at December 31, 2002 from $240.3 million at December 31, 2001. The change was spread throughout the categories listed below. The Bank does not have any brokered deposits.

	At December 31, 2002	At December 31, 2001
	(Dollars in Thousands)	
Demand	$ 42,697	37,904
NOW	37,246	34,449
Savings	52,388	42,791
Money Market	24,894	20,718
Time deposits	98,044	104,478
Total deposits	$ 255,269	240,340

Included in time deposits are certificates of deposit of $100,000 or more. The following table breaks out these higher balance accounts and also the maturities of the categories. Some of the Bank's certificates of deposit of $100,000 or more are from local public entities (such as counties, schools, villages). Public funds accounted for $3.5 million of this category as of December 31, 2002. These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at December 31,		Certificates less than $100,000 at December 31,	
	2002	2001	2002	2001
	(Dollars in Thousands)			
Maturing or Repricing in:				
3 months or less	$ 4,436	10,560	19,316	15,978
3 - 6 months	3,888	3,215	19,293	18,582
6 - 12 months	3,169	2,950	20,799	28,103
Over 12 months	2,822	2,427	24,321	22,663
Total	$ 14,315	19,152	83,729	85,326

Borrowings

The Bank has the ability to borrow money from the Federal Home Loan Bank of New York (FHLB). This source of funds is used as a liquidity tool for the Bank. At December 31, 2002, the Bank had $3 million in borrowings from the FHLB, compared to $6 million at December 31, 2001. The following is a tabulation of outstanding advances from the FHLB as of December 31, 2002 (in thousands):

Maturity Date	Amount	Weighted Average Interest Rate
March 2003	$ 3,000	5.96%
Total	$ 3,000	5.96%

Company-Obligated Mandatory Redeemable Cumulative Trust Preferred Securities of a Subsidiary Trust, Holding Solely Junior Subordinated Debentures of the Corporation (Trust Preferred Securities)

On July 16, 2001, $5,000,000 of 10.25% Cumulative Trust Preferred Securities were issued by Steuben Capital Trust I, a Delaware statutory business trust formed and wholly-owned by the Corporation. The net proceeds from this issuance were invested in the Corporation in exchange for $5,155,000 Junior Subordinated Debentures. The sole asset of Steuben Capital Trust I, the obligor on the 10.25% Cumulative Trust Preferred Securities, is $5,155,000 principal amount of 10.25% Junior Subordinated Debentures of the Corporation due July 25, 2031. The Corporation has entered into several contractual arrangements for the purpose of fully and unconditionally supporting Steuben Capital Trust I's payment of distributions on, payments on any redemption of, and any liquidation distribution with respect to the 10.25% Cumulative Trust Preferred Securities. These contractual arrangements constitute a full and unconditional guarantee by the Corporation of Steuben Capital Trust I's obligations under the 10.25% Cumulative Trust Preferred Securities.

Cash distributions on both the 10.25% Cumulative Trust Preferred Securities and the 10.25% Junior Subordinated Debentures are payable semi-annually in arrears on the 25th day of January and July of each year.

The 10.25% Cumulative Trust Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at Stated Maturity or at the option of Steuben Capital Trust I, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities or a change in the law so that Steuben Capital Trust I would be considered an investment company and (ii) in whole or in part at any time on or after July 25, 2006, contemporaneously with the optional redemption by the Corporation of the Junior Subordinated Debentures in whole or part. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Corporation (i) in whole or in part on any January 25th or July 25th on or after July 25, 2006, upon not less than 30 days, no more than 60 days, notice following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities, or a change in the law so that Capital Trust would be considered an investment company. The ability of the Corporation to exercise its rights to redeem the Junior Subordinated Debentures or to cause the redemption of the Preferred Securities prior to the Stated Maturity may be subject to prior regulatory approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), if then required under applicable Federal Reserve capital guidelines or policies.

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The following table presents a summary of the Bank's interest rate sensitivity at December 31, 2002.

Interest Rate Sensitivity at December 31, 2002

		One year or less	Over 1 year through 5 years	Over 5 Years	Total
			(Dollars in Thousands)		
Interest-earning assets: (1)					
Loans (2)	$	85,40	61,26	24,439	171,114
Securities		18,29	40,65	18,569	77,517
Interest-bearing deposits and federal funds sold		5,27	---	----	5,278
Total	$	108,97	101,92	43,008	253,909
Interest-bearing liabilities:					
Interest-bearing deposits (3)	$	116,71	72,95	22,906	212,572
Borrowings		3,00	---	----	3,000
Trust Preferred Securities		---	---	4,848	4,848
Total	$	119,71	72,95	27,754	220,420
Interest rate sensitivity gap:					
Interval	$	(10,734	28,96	(15,254)	(33,489)
Cumulative	$	(10,734	18,23	(33,489)	N/A
Ratio of cumulative gap to total rate sensitive assets		(4.23)	7.18	13.19%	N/A

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

(2) Included in the above schedule for loans due after one year as of December 31, 2002, are $76,806,000 of loans with fixed interest rates and $8,899,000 of loans with variable interest rates. Variable rate loans are loans with floating or adjustable interest rates. Balances have been reduced for non-accruing loans, which amounted to $1,294,000, at December 31, 2002.

(3) The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn as follows: 40% in the "one year or less", 40% in the "over one through five years" categories and 20% in the "over five years" category of the balance of such accounts during the period shown. Management believes these rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of the Company's NOW accounts, passbook savings accounts and money market accounts have been assumed to be subject to repricing in one year, the cumulative one-year excess of interest-bearing liabilities to interest-earning assets would have been $79.5 million or 31.3% of rate sensitive assets.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rate on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balances and Yields

The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccrual loans are included in average loan balances. The average balance of investment securities is presented at amortized cost.

	Year Ended December 31,					
	2002			2001		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(In Thousands)			
Interest-Earning Assets:						
Loans	$ 172,895	13,170	7.62%	182,222	15,276	8.38%
Investment Securities	72,640	3,232	4.45%	47,935	2,530	5.28%
Other	12,878	202	1.57%	11,734	448	3.82%
Total Interest-Earning Assets	$ 258,413	16,604	6.43%	241,891	18,254	7.55%
Nonearning Assets	29,716			27,961		
Total Assets	$ 288,129			269,852		
Interest-Bearing Liabilities:						
Interest-Bearing Demand Deposits	$ 38,067	353	0.93%	31,664	371	1.17%
Savings Deposits	78,226	1,302	1.66%	61,466	1,436	2.34%
Time Deposits	98,831	4,198	4.25%	108,108	5,966	5.52%
Borrowings	5,671	352	6.21%	8,211	521	6.35%
Trust Preferred Securities	4,845	513	10.59%	2,313	235	10.16%
Total Interest-Bearing Liabilities	$ 225,640	6,718	2.98%	211,762	8,529	4.03%
Non-Interest Bearing Demand Deposits	42,162			35,226		
Other Non-Interest Bearing Liabilities	1,485			1,788		
Shareholders' Equity	18,842			21,076		
Total Liabilities and Shareholders' Equity	$ 288,129			269,852		
Net Interest Income		9,886	3.45%		9,725	3.52%
Net Yield on Interest Earning Assets			3.83%			4.02%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	114.52%			114.23%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume) and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

		Years Ended December 31					
		2002 vs 2001			2001 vs 2000		
		Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
		Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
		(Dollars in Thousands)					
Interest-Earning Assets:							
Fed Funds and Interest Bearing Deposits	$	44	(290)	(246)	115	(206)	(91)
U.S. Treasury		(63)	(6)	(69)	(397)	14	(383)
U.S. Agencies/MBS		1,380	(543)	837	685	(205)	480
State & Municipal		56	(100)	(44)	(14)	(42)	(56)
Other Bonds		(2)	(20)	(22)	(5)	(5)	(10)
Total Investments	$	1,415	(959)	456	384	(444)	(60)
Commercial Loans	$	148	(853)	(705)	217	(699)	(482)
Mortgage Loans		(89)	(194)	(283)	39	30	69
Consumer Loans		(925)	(193)	(1,118)	(279)	(27)	(306)
Total Loans		(866)	(1,240)	(2,106)	(23)	(696)	(719)
Total Interest-Earning Assets	$	549	(2,199)	(1,650)	361	(1,140)	(779)
Interest-Bearing Liabilities:							
Savings Accounts	$	263	(301)	(38)	41	(112)	(71)
NOW Accounts		75	(93)	(18)	25	(93)	(68)
Money Market		127	(223)	(96)	(35)	(300)	(335)
Time Deposits		(513)	(1,255)	(1,768)	319	(257)	62
Total Deposits	$	(48)	(1,872)	(1,920)	350	(762)	(412)
FHLB Advances		(161)	(8)	(169)	(209)	6	(203)
Trust Preferred Securities		257	21	278	238	----	238
Total Borrowings		96	13	109	29	6	35
Total Interest-Bearing Liabilities	$	48	(1,859)	(1,811)	379	(756)	(377)
Increase (Decrease) in Net Interest Income	$	501	(340)	161	(18)	(384)	(402)

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Corporation's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York Banking Board and Superintendent of Banks. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business); the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Corporation is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Corporation to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Corporation is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Corporation and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

A bank holding company may not, without providing 45-days prior notice to the Federal Reserve Board, purchase or redeem its own stock if the gross consideration to be paid therefor, when added to the net consideration paid by the Corporation for all purchases or redemptions by the Corporation of its equity securities within the preceding twelve months, will equal 10% or more of the Corporation's consolidated net worth.

The Federal Reserve Board possesses cease and desist powers over bank holding companies and their non-bank subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

In addition, the Corporation is required under the New York State Banking Law to obtain the prior approval of the New York State Banking Board by a three-fifths vote of all the members thereof before the Corporation obtains, directly or indirectly, ownership or control of (including the power to vote) more than 10% of the voting stock of a second banking institution located in New York State.

In 1999, federal legislation was enacted to allow for affiliations among banks, securities firms, and insurance companies by means of a financial holding company. In addition, commercial banks have the possibility of engaging in a broad range of non-banking activities through operating subsidiaries. Such activities include all financial activities, including broker/dealer activities, with the exception of insurance underwriting and real estate investment or development. Merchant/investment banking by a bank subsidiary would also be permissible, but only if the Federal Reserve, jointly with the Department of the Treasury, were to agree to permit it at the end of the five-year period following enactment of the legislation.

PROPERTIES

As of December 31, 2002, the Bank has a branch office network of eleven offices. Of this total, the Bank owns nine of such properties, including the property on which its main office is located in Hornell, New York, and leases the remaining branch locations.

USE OF PROCEEDS

The net proceeds from the sale of any shares of Common Stock by the Corporation to the Plan will be used for the Corporation's general corporate purposes, including investments in, extensions of credit or advances to, the Bank.

DESCRIPTION OF CAPITAL STOCK

The Corporation is authorized to issue up to 500,000 shares of Series A Preferred Stock, par value $10.00 per share, and up to 5,000,000 shares of Common Stock, par value $1.00 per share.

As of December 31, 2002, no shares of Series A Preferred Stock were issued and outstanding, 1,629,424 shares of Common Stock were issued and outstanding, and the Corporation had 462 shareholders of record. As of December 31, 2002, the Corporation owned no shares of its Common Stock in treasury.

Series A Preferred Stock

There are currently no shares of Series A Preferred Stock outstanding. There are 500,000 shares authorized. All 55,000 shares of Series A Preferred Stock were redeemed on July 17, 2001, at a price of $106 per share, plus accrued dividends. The 55,000 shares, together with 10,000 shares held in treasury, were then retired.

Voting Rights. Except as otherwise provided by law, the shares of Series A Preferred Stock have no voting rights. Without the affirmative vote of the holders of at least a majority of the Series A Preferred Stock, however, the Corporation may not (i) authorize or create any class of stock senior to the Series A Preferred Stock as to dividends or liquidation preference, (ii) make any changes to the Corporation's Certificate of Incorporation which would adversely affect the voting powers or other rights and preferences of the Series A Preferred Stock, or (iii) increase the number of authorized shares of Series A Preferred Stock.

Dividends. Holders of Series A Preferred Stock are entitled to receive out of funds legally available for the payment of cash dividends, when and as declared by the Board of Directors, dividends payable quarterly at the rate of $2.00 per share. Such dividends shall be cumulative, shall be deemed to accrue from day to day regardless of whether or not earned or declared, and shall commence to accrue from date of issuance. So long as any Series A Preferred Stock dividends remain unpaid, no cash dividend shall be declared or paid, nor shall any other tangible property distribution be made in respect of the Common Stock or any other class of shares junior to the Series A Preferred Stock.

Conversion Rights. Holders of Series A Preferred Stock will have the right on or after January 1, 2003 or upon a "change of control" of the Corporation, whichever event shall first occur, to convert their shares into shares of Common Stock at the rate of 7.6925 shares of Common Stock for each share of Series A Preferred Stock held. Proportional adjustments shall be made to the conversion ratio for splits, dividends, recapitalizations, and other distributions of the Common Stock. In addition, holders shall be entitled to receive .076925 shares of Common Stock for each $1.00 of accrued and unpaid dividends, unless the Corporation shall pay same at or prior to the time of any conversion. A "change of control" shall mean and include: (i) a transaction or series of related transactions occurring within six months in which 75% or more of the Corporation's outstanding Common Stock shall become beneficially owned by a single person or entity or a group of persons or entities acting together, or (ii) either the Corporation or the Bank shall sell or transfer all or substantially all of its respective assets.

Registration Rights. Commencing upon the earlier of January 1, 2003 or a change-of-control as defined above, holders owning 50% or more of the aggregate number of the shares of Common Stock into which any shares of the Series A Preferred Stock have been or can be converted shall have the right on one occasion to require the Corporation to prepare and file a Registration Statement under Regulation S-B of the Securities Act, if available, (Form SB-1 or SB-2, at the Corporation's option) covering such shares of Common Stock, and the Corporation, at its expense, will use its reasonable best efforts to cause such registration statement to become effective as soon as possible. In the event that registration under Regulation S-B is not available, then the Corporation may provide such other reasonably comparable registration as may then be available. In addition, holders of Common Stock resulting from a conversion of their Series A Preferred Stock shall have two "piggyback" registration rights. The registration rights are subject to a number of terms and conditions, including but not limited to requirements as to underwriter consent, minimumoffering size and reaching satisfactory underwriting terms. All registration rights will expire, if not exercised on or before December 31, 2005. The Corporation also agrees that in the event of a registration of its Common Stock, it will continue to provide current public information as may be required by applicable SEC Rules and Regulations after any such registration becomes effective. The Corporation also will use its best efforts to become a NASDAQ listed company after any such registration. The Corporation's obligation to continue its best efforts to obtain or to maintain any such listing and to provide public information shall expire on December 31, 2005, unless otherwise required by applicable securities laws or regulations.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive $100.00 per share plus any accrued and unpaid dividends out of the assets of the Corporation available for distribution before payment of any amount to holders of Common Stock or preferred stock ranking junior to the Series A Preferred Stock.

Redemption. Shares of the Series A Preferred Stock shall be redeemable at the sole option of the Corporation on or after January 1, 2002 or as of the first business day prior to any change in control, whichever first occurs, at $100.00 per share, plus a redemption premium of $6.00 per share during 2002, thereafter declining at the rate of $1.00 per year and accrued and unpaid dividends, if any. The Corporation may redeem all of the shares in a single transaction or redeem 50% of the shares in each of two separate transactions. If the Corporation shall choose the latter course of action, it is not required to redeem the remaining shares in a subsequent transaction.

Preemptive Rights. Holders of Series A Preferred Stock have no preemptive rights with respect to any additional issuance by the Corporation of any of its capital stock or other securities.

Common Stock

As of December 31, 2002, 1,629,424 shares of the Corporation's Common Stock were issued and outstanding, and 3,370,576 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Corporation.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Corporation's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Corporation except when the Corporation currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Corporation up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2002, the Bank's dividend paying ability was $187,000.

The Corporation paid cash dividends of $0.58 per share and $0.55 per common share during the years ended December 31, 2002 and 2001, respectively. In the past, dividends have been paid on the Corporation's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year. The Corporation paid no preferred cash dividends during the year ended December 31, 2002, compared to $5.69 per preferred share during the year ended December 31, 2001.

The Corporation paid a cash dividend of $0.15 per common share on February 1, 2003. The Corporation also declared a cash dividend of $0.15 per common share on April 10, 2003, to shareholders of record on April 20, 2003, such cash dividend to be paid on May 1, 2003.

Liquidation Rights. In the event of liquidation, holders of the Corporation's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied, including the rights of the holders of any outstanding Series A Preferred Stock.

Preemptive Rights. Holders of the Corporation's Common Stock do not have any preemptive rights with respect to any additional issuances by the Corporation of its capital stock or other securities.

Provisions for Corporate Defense. The Corporation's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that either (1) amendment of the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) removal of a Director without cause, requires the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Corporation's Certificate of Incorporation requires the affirmative vote of either (a) 80% of the entire Board of Directors and 66 2/3% of the outstanding Common Shares entitled to vote, or (b) 75% of the outstanding Common Shares entitled to vote in favor of either (i) any merger or consolidation of the Corporation or any subsidiary under the terms of which the Common Shareholders of the Corporation shall, after the transaction, own less than 75% of the resulting entity, or (ii) the sale of all or substantially all of the assets of the Corporation or any subsidiary.

In addition, the Corporation's Certificate of Incorporation requires any "Business Combination," as defined in the Certificate, with a "Major Stockholder," also therein defined, to be approved either (1) by the Board of Directors prior to the Major Stockholder involved in the Business Combination becoming a Major Stockholder, or (2) by unanimous approval of the Board of Directors prior to the Major Stockholder becoming such, as well as approval by a majority of the "Continuing Directors," as defined in the Certificate of Incorporation, of the Business Combination, or (3) by 75% of the total number of Continuing Directors, as defined, or (4) by 75% of the outstanding shares of the Corporation as well as 75% of the outstanding shares owned by persons other than any Major Stockholder.

Notwithstanding the requirements described in the preceding paragraph, the Corporation's Certificate of Incorporation provides that no Business Combination with a Major Stockholder may be approved unless the fair market value of the consideration received by the Corporation's Common Shareholders is not less than the highest per share price paid by the Major Stockholder for the Corporation's stock during the two years preceding the announcement of the proposed Business Combination.

For the purpose of the regulation of Business Combinations in the Corporation's Certificate of Incorporation, the term "Business Combination" is defined to include any merger or consolidation with, or sale of assets to, directly or indirectly, a Major Stockholder or an affiliate or associate of a Major Stockholder; the term "Major Stockholder" is defined to include any person which, together with its affiliates and associates, is the beneficial owner of 10% or more of the votes held by outstanding shares of voting stock of the Corporation; and the term "Continuing Directors" is defined to include members of the Board of Directors prior to the time that a Major Stockholder becomes a Major Stockholder.

The Certificate of Incorporation authorizes the Directors of the Corporation, in taking any action (including actions on Business Combinations) to consider, without limitation, both the long term and the short term interests of the Corporation and its shareholders, employees, customers, creditors and the communities in which it operates.

While the Corporation believes that the provisions described above will best serve the interests of its shareholders, the provisions could also discourage takeover attempts, which some shareholders might deem to be in their interest, and may tend to perpetuate existing management.

Other Matters. American Stock Transfer and Trust Company, New York, New York, is the Corporation's transfer agent. The shares of the Corporation's Common Stock do not have any redemption or conversion provisions applicable thereto and, when issued upon any conversion from Series A Preferred Stock to Common Stock will be fully paid and non-assessable; except that under New York Business Corporation Law Section 630, during any time in which the shares of the Corporation's Common Stock are not listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association, the ten largest common shareholders of the Corporation will jointly and severally be personally liable for all debts, wages and salaries due and owing to any of the Corporation's laborers, servants or employees (other than contractors) for services performed by them for the Corporation. Except as indicated above, no holders of the Corporation's Common Stock will be personally liable for the debts of the Corporation solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Corporation and key officers of the Bank as of April 10, 2003, are as follows:

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Robert U. Blades, Jr.	55	Director	1985	Presently is and has been for the past 5 years, President of A.L. Blades and Sons, Inc. (bridge and road contractor)
Jon F. Cleveland	58	Vice President and Trust Officer	N/A	Vice President and Trust Officer, 1981- Present
Edward G. Coll, Jr.	68	Director	1995	President, Alfred University 1982 - 2000, Retired in 2000
Brenda L. Copeland(1)	51	President and Chief Executive Officer	N/A	1990 - 1999 President of Bank of Castile 1999 - 2003 President & CEO of Bank of Castile 2003 President & CEO of Steuben Trust Corporation
Jack R. Emrick	48	Senior Vice President and Retail Bank Manager	N/A	Senior Vice President and Retail Bank Manager, 1992- Present
Stoner E. Horey	57	Director	1992	Presently is and has been a Physician for the past 5 years (not actively practicing since 2000) 2000 - 2003 Assistant Commissioner of Empire State Development 2003 - Present Director of Geriatrics and Extended Care at Bath VA Medical Center
Sue A. Lacy	47	Senior Vice President and Human Resources Manager	N/A	Human Resources Manager, 1988- Present
James P. Nicoloff	48	Executive Vice President and Chief Financial Officer	N/A	Executive Vice President and Chief Financial Officer, 1992- Present
Charles D. Oliver	60	Director	1992	Presently is and has been for the past 5 years, Partner and General Manager, Charles F. Oliver & Son (farm machinery dealer)
Alain Percet	58	Director	2001	2001 - 2002 Managing Director of U.S. Passenger Business Unit of Alstom Transportation, Inc. In Hornell 2002 - Present Senior Vice President, Alstom Tranportation, Inc.
Kenneth D. Philbrick(2)	66	Director	1975	President and Chief Executive Officer 1977 - 2003
Lawrence D. Philbrick(2)	41	Executive Vice President and Chief Operating Officer	N/A	Executive Vice President and Chief Operating Officer, 1991-Present
Laurie B. Puffer (2)	40	Vice President, Corporate Secretary and Branch Operations Manager	N/A	Vice President, Corporate Secretary and Branch Operations Manager, 1992-Present

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
David A. Shults	59	Chairman of the Board and Director	1971	Presently is and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
Eric Shults	61	Director	1974	Presently is and has been for the past 5 years, Partner, Shults & Shults, Attorneys; General Counsel to Bank
James B. VanBrunt	62	Executive Vice President	N/A	Executive Vice President, Senior Lending Officer, 1988- Present
Sherry C. Walton	50	Director	1999	Presently is and has been for the past 5 years, Adjunct Professor, Alfred University
Charles K. Wellington	72	Director	1983	Retired for past 5 years

(1)As of April 1, 2003, Brenda L. Copeland replaced Kenneth D. Philbrick as STC's President and Chief Executive Officer.

(2)Lawrence D. Philbrick is the son of Kenneth D. Philbrick and the brother of Laurie B. Puffer, and Laurie B. Puffer is the daughter of Kenneth D. Philbrick and the sister of Lawrence D. Philbrick.

Each of the officers of the Corporation and of the Bank serves at the discretion of its respective Board of Directors. All Directors hold office for a one-year term until the next annual meeting of shareholders and until their successors are elected and have been qualified.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

All Directors of the Corporation are also directors of the Bank. During 2002, the Bank held 12 Board meetings and 33 Committee meetings. Directors receive $400.00 for each Board meeting attended and $225.00 for each Committee meeting attended. They also receive a $2,500.00 retainer fee if they attend at least 60% of the meetings.

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2002 for each of the five highest paid persons who are officers of the Corporation or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Kenneth D. Philbrick	President, Chief Executive Officer and Director	$244,000
James B. Van Brunt	Executive Vice President and Senior Lending Officer	$111,000

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Lawrence D. Philbrick	Executive Vice President and Senior Operations Officer	$100,000
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$98,000
Jack R. Emrick	Senior Vice President and Retail Bank Manager	$93,000

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Corporation, Kenneth D. Philbrick has deferred a portion of his annual compensation. Such deferral amount was placed in an interest-bearing account and will be repaid to Mr. Philbrick in accordance with the terms of the Deferral Agreement.

Under a Change in the Control Agreement with the Corporation, Brenda L. Copeland will receive three years annual compensation if, within the five year period commencing April 5, 2003, there is a change in control at the Corporation resulting in Ms. Copeland's not continuing employment with the Corporation.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as ofApril 28, 2003, by (i) each of the five highest paid persons who are officers and/or Directors of the Corporation, (ii) all executive officers and Directors of the Corporation as a group, and (iii) each shareholder that owns more than 10% of the Corporation's Common Stock.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent of Class
Kenneth D. Philbrick (2) One Steuben Square Hornell, New York 14843	12,076.795	*
James B. Van Brunt (3) One Steuben Square Hornell, New York 14843	2,270.202	*
Lawrence D. Philbrick One Steuben Square Hornell, New York 14843	72.778	*
James P. Nicoloff (4) One Steuben Square Hornell, New York 14843	1,650.000	*
Jack R. Emrick (5) One Steuben Square Hornell, New York 14843	650.000	*

David A. Shults (6) 9 Seneca Street Hornell, New York 14843	266,928.652	16.4
All Directors and Executive Officers as a Group (15 persons, including those named above)	415,792.248	25.5

* Indicates less than 1% of the Corporation's issued and outstanding shares of Common Stock.

(1)The securities "beneficially owned" by an individual have been determined in accordance with the definitions of "beneficial ownership," "affiliate" and "associate" as set forth in SEC Rules 13d-3 and 12b-2 under the Exchange Act and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within sixty days afterApril 28, 2003. Beneficial ownership may be disclaimed as to certain of the securities.

(2)Includes 9,188.359 shares held directly by Mr. Philbrick and 2,888.436 shares held by his spouse.

(3)Includes 61.202 shares held by Mr. Van Brunt's spouse and 2,209.000 shares held in an IRA over which Mr. Van Brunt has sole voting and investment power.

(4)Includes 540 shares held jointly by Mr. Nicoloff and Michele A. Nicoloff, 200 shares held by Mr. Nicoloff as custodian for Patrick J. Nicoloff, 50 shares held by Mr. Nicoloff as custodian for Michael W. Nicoloff, and 860 shares held in an IRA for Mr. Nicoloff.

(5)Includes 400 shares held directly by Mr. Emrick and his spouse and 250 shares held joint by Mr. Emrick and his brother.

(6)Includes (i) 79,247.484 shares owned by Mr. D. Shults directly, (ii) 20,128.055 shares owned by Mr. D. Shults' spouse, (iii) 159,314.912 shares owned by members of Mr. D. Shults' family over which he has voting control as a fiduciary or the holder of a power-of-attorney, and (iv) 8,238.201 shares owned by D. Shults trust.

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Corporation or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Corporation's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Corporation is not aware of any pending or threatened litigation, investigation, or regulatory action that would have a material adverse effect upon it or the Bank.

AVAILABLE INFORMATION

The Corporation's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Corporation has filed with the Securities and Exchange Commission ("SEC") a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS AFFAIRS OF THE CORPORATION SINCE THE DATE OF THIS OFFERING CIRCULAR. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE CORPORATION CONCERNING THIS OFFERING AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

NOTICE TO RESIDENTS OF PENNSYLVANIA

STEUBEN TRUST CORPORATION ("CORPORATION") COMMON SHAREHOLDERS WHO ARE RESIDENTS OF PENNSYLVANIA ARE WELCOME TO ENROLL AND PARTICIPATE IN THE CORPORATION'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ("PLAN"). THE CORPORATION IS CLAIMING AN EXEMPTION FROM REGISTRATION IN PENNSYLVANIA UNDER SECTION 203(n) OF THE

PENNSYLVANIA SECURITIES ACT OF 1972. HOWEVER, TO COMPLY WITH THE REGULATIONS OF THE PENNSYLVANIA SECURITIES COMMISSION, PENNSYLVANIA RESIDENTS WHO PARTICIPATE IN THE PLAN ARE NOT PERMITTED TO MAKE VOLUNTARY ADDITIONAL CASH PURCHASES OF THE CORPORATION'S COMMON SHARES UNDER THE PLAN.

EXPERTS

The consolidated financial statements of Steuben Trust Corporation and subsidiaries as of December 31, 2002 and 2001 and for the years then ended have been included herein and incorporated by reference in the Form 1-A Offering Statement in reliance upon the report of Crowe Chizek and Company LLC (as of and for the year ended December 31, 2002) and KPMG LLP (as of and for the year ended December 31, 2001), independent auditors, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

The validity of the shares of Common Stock being offered hereby will be passed upon for the Corporation by Underberg and Kessler LLP, Rochester, New York.



CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Steuben Trust Corporation and Subsidiaries

We have audited the accompanying consolidated statement of condition of Steuben Trust Corporation and Subsidiaries as of December 31, 2002 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Steuben Trust Corporation and Subsidiaries as of December 31, 2001 were audited by other auditors whose report dated January 11, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 8, 2003



12 Fountain Plaza, Suite 601
Buffalo, NY 14202

Independent Auditors' Report

The Board of Directors and Shareholders
Steuben Trust Corporation:

We have audited the accompanying consolidated statements of condition of Steuben Trust Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 11, 2002
Buffalo, New York



CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31, 2002 AND 2001
(In thousands, except share amounts)

ASSETS	2002	2001
Cash and due from banks	$ 13,923	10,389
Federal funds sold	2,000	9,000
Securities available for sale, at fair value	77,517	57,235
Loans	172,632	176,032
Allowance for loan losses	(2,000)	(2,000)
Loans, net	170,632	174,032
Premises and equipment, net	10,085	9,628
Accrued interest receivable	1,204	1,281
Intangible assets, net	2,268	2,921
Bank owned life insurance	5,685	5,410
Other assets	1,314	1,549
TOTAL ASSETS	$ 284,628	271,445

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Deposits		
Non-interest bearing	$ 42,697	37,904
Interest bearing	212,572	202,436
	255,269	240,340
Trust preferred securities	4,848	4,842
Advances from Federal Home Loan Bank	3,000	6,000
Accrued interest payable	765	1,020
Other liabilities	1,077	939
Total liabilities	264,959	253,141

SHAREHOLDERS' EQUITY

	2002	2001
Common stock - $1 par value; 5,000,000 shares authorized, 1,629,424 shares issued and outstanding in 2002, 1,627,386 in 2001	1,629	1,627
Additional paid-in capital	1,588	1,560
Undivided profits	15,313	14,895
Accumulated other comprehensive income	1,139	242
Treasury stock common, at cost, none in 2002, 1,320 shares in 2001	—	(20)
Total shareholders' equity	19,669	18,304
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 284,628	271,445

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands, except per share amounts)

	2002	2001
INTEREST INCOME		
Loans	$ 13,170	15,276
Securities available for sale	3,232	2,530
Federal funds sold and other	202	448
Total interest income	16,604	18,254
INTEREST EXPENSE		
Savings and time deposits	5,853	7,773
FHLB advances	352	521
Trust preferred securities	513	235
Total interest expense	6,718	8,529
Net interest income	9,886	9,725
Provision for loan losses	822	347
Net interest income after provision for loan losses	9,064	9,378
OTHER INCOME		
Service charges	1,248	1,078
Trust income	542	574
Gain on sale of securities	164	—
Other	384	328
Total other income	2,338	1,980
OPERATING EXPENSES		
Salaries and employee benefits	4,448	4,256
Occupancy	570	555
Depreciation and amortization	1,778	1,770
Marketing and public relations	180	161
Office supplies, printing, postage and courier	533	538
Professional fees	141	187
Furniture and equipment maintenance	571	445
Other operating	1,479	1,313
Total operating expenses	9,700	9,225
Income before income taxes	1,702	2,133
INCOME TAXES	341	504
NET INCOME	1,361	1,629
Dividends on Series A preferred stock	—	313
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 1,361	1,316
NET INCOME PER COMMON SHARE, BASIC	$ .84	.81
NET INCOME PER COMMON SHARE, DILUTED	$ .84	.81

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INC(

YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands, except share data and per share amounts)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Tot:
BALANCE, DECEMBER 31, 2000	$ 650	1,616	6,898	15,184	59	(1,027)	23,38
Comprehensive income:							
Net income	—	—	—	1,629	—	—	1,62
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	183	—	18
Total comprehensive income	—	—	—	1,629	183	—	1,81
Redemption and retirement of Series A Cumulative Preferred Stock	(650)	—	(5,493)	(714)	—	1,027	(5,830
Cash dividends paid:							
$5.69 per Preferred share	—	—	—	(313)	—	—	(313
$.55 per Common share	—	—	—	(891)	—	—	(891
Treasury shares purchased:							
1,320 Common shares	—	—	—	—	—	(20)	(20
Stock sold:							
11,078 Common shares	—	11	155	—	—	—	166
BALANCE, DECEMBER 31, 2001	$ —	1,627	1,560	14,895	242	(20)	18,304
Comprehensive income:							
Net income	—	—	—	1,361	—	—	1,361
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	897	—	897
Total comprehensive income	—	—	—	1,361	897	—	2,258
Cash dividends paid:							
$.58 per Common share	—	—	—	(943)	—	—	(943)
Treasury shares purchased:							
2,089 Common shares	—	—	—	—	—	(31)	(31)
Stock sold:							
2,038 Common shares	—	2	28	—	—	—	30
3,409 Common shares	—	—	—	—	—	51	51
BALANCE, DECEMBER 31, 2002	$ —	1,629	1,588	15,313	1,139	—	19,669

Changes in unrealized gains on securities	2002	2001
Holding gains arising during period	$ 997	183
Less: reclassification adjustment for realized gains included in net income	100	—
Increase in unrealized gains on securities available for sale, net of tax	$ 897	183

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,361	1,629
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	1,778	1,770
Provision for loan losses	822	347
Gains on sale of securities	(164)	—
Gains on sale of premises and other assets	—	(14)
Deferred income tax (benefit)/expense	(72)	(71)
Change in:		
Accrued interest receivable	77	463
Other assets	(391)	42
Accrued interest payable	(255)	(180)
Other liabilities	(11)	35
Net cash provided by operating activities	3,145	4,021
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities available for sale	4,366	—
Proceeds from maturities of securities available for sale	59,607	73,188
Principal payments on securities available for sale	20,212	5,914
Purchases of securities available for sale	(102,833)	(99,410)
Net decrease in loans	2,578	12,203
Proceeds from sale of premises and other assets	—	14
Capital expenditures	(1,577)	(827)
Net cash used in investing activities	(17,647)	(8,918)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	14,929	14,097
Repayment of FHLB advances	(3,000)	(7,000)
Redemption of preferred stock	—	(5,830)
Issuance of trust preferred securities, net	—	4,839
Common stock issued, dividend reinvestment plan	30	166
Common treasury stock sold/(purchased)	20	(20)
Dividends paid	(943)	(1,204)
Net cash provided by financing activities	11,036	5,048
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,466)	151
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,389	19,238
CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,923	19,389

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(In thousands)

	2002	2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 6,973	8,712
Income taxes	515	350
Non-cash investing activities:		
Transfer from loans to Other Real Estate Owned	24	128

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. ORGANIZATION AND ACQUISITIONS

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany and Livingston counties in New York State. The Company also has a subsidiary trust, Steuben Capital Trust I (note 14).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries, Steuben Trust Company and Steuben Capital Trust I. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, fair value of financial instruments and pension benefit obligations are particularly subject to change.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. Currently, the Company does not maintain any securities classified as held to maturity.

Available for sale securities are recorded at fair value. Held to maturity securities, if any, are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders' equity until realized. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans

Loans are reported at the principal amount outstanding, net of unearned premiums and deferred fees. Fees and certain direct origination costs related to lending activities are recognized in earnings on a basis that approximates the interest method over the lives of the loans.

Interest and fees on loans are not included in income when, in management's opinion, collection is not assured. Such loans are designated as non-accruing and income is subsequently recognized to the extent amounts are collected.

Allowance for Loan Losses

The Company's provision for loan losses charged to operations is based upon management's evaluation of the loan portfolio. The allowance for loan losses is maintained at an amount management deems adequate to provide for probable incurred loan losses considering the character of the loan portfolio, economic conditions, analysis of specific loans and historical loss experience. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures certain impaired commercial loans based on the present value of future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company collectively evaluates large groups of small balance, homogeneous loans for impairment, which include commercial loans less than $100,000, all residential mortgages, automobile and other consumer loans. The Company accounts for troubled debt restructuring involving a modification of terms at fair value as of the date of the restructuring.

Other Real Estate Owned

Other real estate owned includes property acquired through, or in lieu of, formal foreclosure. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur.

Intangible Assets

Core deposit intangibles from the purchase of deposits are being amortized over the expected useful life of 10 years on the straight-line method. Intangible assets are periodically reviewed for possible impairment or when events or circumstances may affect the underlying basis of the asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over the estimated service lives of the assets.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the net unrealized holding gains of securities available for sale, net of the related tax effect. Comprehensive income on the consolidated statements of shareholders' equity and comprehensive income includes net income and other comprehensive income.

Net Income Per Share

Basic net income per common share is calculated by dividing net income, reduced for any dividends paid on the Company's preferred stock, by the weighted average number of common shares outstanding during the year. Diluted net income per common share reflects the effect of common stock issuable upon conversion of convertible preferred stock only if dilutive.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

Retirement Plans

The Bank sponsors a noncontributory defined benefit retirement plan for all full-time employees who have attained the age of 21 and have a minimum of one year of service. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. The decision to make contributions to the plan, which represents a match of a portion of the salary deferred by participants, is made annually by the Board of Directors. Such contributions are funded as they are accrued.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for loan and deposit transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Long-term Assets

These assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Recent Accounting Pronouncements

In July 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board (APB) No. 16, "Business Combinations," and requires all acquisitions to be accounted for under the purchase method of accounting, thus eliminating the pooling of interest method of accounting for acquisitions.

SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. SFAS No. 142 also requires additional disclosures pertaining to goodwill and intangible assets.

The adoption of SFAS No. 141 and No. 142 did not have a material impact on the Company's results of operations as the Company currently has no goodwill.

The FASB issued SFAS No. 143, "Asset Retirement Obligations." The provisions of this standard apply to asset retirements beginning in 2003. The Company does not believe this standard will have a material effect on its financial position or results of operations.

The Company adopted SFAS No. 144, "Impairment or Disposal of Long-Lived Assets." The effect of this standard on the financial position and results of operations of the Company was not material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendments of FASB Statement No. 13, and Technical Corrections." This Statement eliminates inconsistency between the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The Company does not believe this Statement will have a material effect on its financial position or results of operation.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses the timing of recognition of a liability for exit and disposal cost at the time a liability is incurred, rather than at a plan commitment date, as previously required. Exit or disposal costs will be measured at fair value, and the recorded liability will be subsequently adjusted for changes in estimated cash flows. This Statement is required to be effective for exit or disposal activities entered after December 31, 2002, and early adoption is encouraged. The Company does not believe this Statement will have a material effect on its financial position or results of operations.

SFAS No. 147, "Acquisitions of Certain Financial Institutions" became effective October 1, 2002. This standard requires any unidentifiable intangible asset previously recorded as the result of a business combination to be reclassified as goodwill and the amortization of this asset will cease. The effect of this standard on the financial position and results of operations of the Company was not material, as the Company does not have any unidentified intangible assets.

3. SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale at December 31, 2002 and 2001 are as follows (in thousands):

2002	Fair Value	Unrealized Gains	Unrealized Losses
Debt securities			
United States Agency securities	$ 11,684	288	—
State and municipal securities	14,375	481	3
Mortgage-backed securities			
GNMA	5,416	240	—
FNMA	15,830	309	—
FHLMC	29,217	561	11
Total debt securities	76,522	1,879	14
Equity securities			
Federal Home Loan Bank stock	959	—	—
Corporate stocks	36	—	—
Total equity securities	995	—	—
TOTAL SECURITIES AVAILABLE FOR SALE	$77,517	1,879	14

2001	Fair Value	Unrealized Gains	Unrealized Losses
Debt securities			
United States Agency securities	$ 2,993	2	—
State and municipal securities	16,159	197	61
Mortgage-backed securities			
GNMA	6,231	118	—
FNMA	8,164	111	50
FHLMC	22,789	221	143
Total debt securities	56,336	649	254
Equity securities			
Federal Home Loan Bank stock	863	—	—
Corporate stocks	36	—	—
Total equity securities	899	—	—
TOTAL SECURITIES AVAILABLE FOR SALE	$ 57,235	649	254

Sales of available for sale securities were as follows (in thousands):

	2002	2001
Proceeds	$ 4,366	—
Gross gains	164	—
Gross losses	—	—

3. SECURITIES AVAILABLE FOR SALE (continued)

The following is a tabulation of debt securities by maturity date as of December 31, 2002 (in thousands):

	Fair Value
Due in one year or less	$ 6,402
Due after one year through five years	17,381
Due after five years through ten years	21,594
Due after ten years	31,145
TOTAL	$76,522

At December 31, 2002, securities with a fair value of $54,731,000 were pledged to secure governmental deposits and for other purposes as required or permitted by law.

4. LOANS

The following is a summary of loans outstanding at December 31, 2002 and 2001 (in thousands):

	2002	2001
Residential mortgages and home equity loans	$ 76,640	75,290
Commercial loans	50,868	45,468
Indirect auto loans	20,179	29,786
Direct auto loans and other	22,806	23,241
Credit card loans	1,915	1,945
Total loans	172,408	175,730
Net unearned loan premiums and fees	224	302
TOTAL LOANS	$172,632	176,032

At December 31, 2002, residential mortgages of $4,000,000 were pledged to secure advances from the Federal Home Loan Bank.

The Company's market area is generally Steuben, Allegany, and Livingston counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial, auto loans and credit card commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

5. ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2002 and 2001 (in thousands):

	2002	2001
Balance at beginning of year	$ 2,000	2,000
Provision for loan losses	822	347
Loan charge-offs	(924)	(762)
Recoveries	102	415
BALANCE AT END OF YEAR	$ 2,000	2,000

Loans past due in excess of 90 days, which are still accruing interest, and non-accrual loans at December 31, 2002 and 2001 were as follows (in thousands):

	2002			2001		
	90 Days and Over	Non-Accrual	Total	90 Days and Over	Non-Accrual	Total
Residential mortgages and home equity loans	$ 75	437	512	429	80	509
Commercial loans	—	412	412	—	1,407	1,407
Auto loans and all others	—	445	445	—	431	431
TOTAL	$ 75	1,294	1,369	429	1,918	2,347

The effect of non-accrual loans on interest income is not material to the financial statements. At December 31, 2002 and 2001, the recorded investment in loans that are considered impaired totaled $358,000 and $893,000, respectively. The impairment allowance associated with these loans at December 31, 2002 was $60,000 compared to none at December 31, 2001. The average recorded investments in impaired loans during the year was approximately $544,000 for 2002 and $2,238,000 for 2001. The amount of interest income recognized for impaired loans was not significant for the years ended December 31, 2002 and 2001.

6. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2002 and 2001 consist of the following (in thousands):

	2002	2001
Bank premises	$ 8,986	7,952
Furniture and equipment	7,697	7,155
	16,683	15,107
Accumulated depreciation	6,598	5,479
NET	$ 10,085	9,628

7. INCOME TAXES

The components of income tax expense/(benefit) on operations are as follows (in thousands):

	Current	Deferred	Total
Year ended December 31, 2002			
Federal	$ 401	(59)	342
State	12	(13)	(1)
TOTAL	$ 413	(72)	341

	Current	Deferred	Total
Year ended December 31, 2001			
Federal	$ 537	(58)	479
State	38	(13)	25
TOTAL	$ 575	(71)	504

7. INCOME TAXES (continued)

The actual and statutory tax rates on operations for the years ended December 31, 2002 and 2001 differ as follows:

	2002	2001
Statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
Tax-exempt income	(15.4)	(11.7)
State taxes, net of federal income tax benefit	(.2)	.5
Other	1.6	.8
ACTUAL RATE	20.0%	23.6%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below (in thousands):

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 574	612
Core deposit intangibles	557	477
Other	179	150
Total gross deferred tax assets	1,310	1,239
Deferred tax liabilities		
Depreciation	404	430
Net unrealized gain on securities available for sale	726	153
Prepaid pension expenses	330	278
Other	94	121
Total gross deferred tax liabilities	1,554	982
NET DEFERRED TAX ASSET/(LIABILITY)	$ (244)	257

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

8. DEPOSITS

Contractual maturities of time deposits at December 31, 2002 and 2001 were as follows (in thousands):

	2002	2001
Under three months	$ 23,752	26,538
Three to twelve months	47,149	52,850
Over one year to three years	27,143	25,090
TOTAL TIME DEPOSITS	$ 98,044	104,478

Certificates of deposit are included in time deposits. Certificates of deposit of $100,000 and over were $14,315,000 and $19,152,000 at December 31, 2002 and 2001, respectively.

9. BENEFIT PLANS

Pension Plan

The following table sets forth the defined benefit pension plan's change in benefit obligation and change in plan assets for the years ended December 31, 2002 and 2001, using the most recent actuarial data measured at October 1, 2002 and 2001 (in thousands):

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,281	3,171
Service cost	184	195
Interest cost	238	225
Actuarial loss (gain)	94	(135)
Benefits paid	(153)	(141)
Plan expenses	(36)	(34)
Benefit obligation at end of year	3,608	3,281
Change in plan assets:		
Fair value of plan assets at beginning of year	3,733	4,111
Actual return on plan assets	(211)	(329)
Benefits paid	(153)	(141)
Plan expenses	(36)	(34)
Contributions	233	126
Fair value at end of year	3,566	3,733
Funded status	(42)	452
Unrecognized net loss subsequent to transition	877	245
Unamortized prior service cost	13	16
PREPAID BENEFIT COST (included in other assets)	$ 848	713

9. BENEFIT PLANS (continued)

Pension cost consists of the following components for the years ended December 31, 2002, and 2001 (in thousands):

	2002	2001
Service cost	$ 183	195
Interest on projected benefit obligation	238	225
Expected return on plan assets	(327)	(344)
Amortization of unrecognized prior service cost	3	(12)
Net periodic pension expense	$ 97	64
Weighted average discount rate	7.50%	7.25%
Expected long-term rate of return	9.00%	8.50%

The projected benefit obligation assumed a long-term rate of increase in future compensation levels of 3.50% and 4.25% for 2002 and 2001, respectively.

Deferred Compensation Plan

In September, 1998, the Company adopted a Deferred Compensation Plan (DCP) which permits active directors and the Chief Executive Officer the option to defer receipt of all or any portion of their future salary, bonus, or directors' fees. The amounts deferred will earn income at the prime rate and are payable upon retirement. Deferred compensation liability at December 31, 2002 and 2001, was $395,000 and $292,000, respectively. Deferred compensation expense related to this plan was $88,000 in 2002 and $71,000 in 2001.

In conjunction with the DCP, the Company entered into split-dollar agreements whereby, upon death, the director's or officer's beneficiary will receive the deferred account balance or a death benefit, whichever is greater. These split dollar agreements were financed in December, 1998, through the purchase of life insurance policies. The cash surrender value of these policies was $5,685,000 and $5,410,000 at December 31, 2002 and 2001, respectively.

401(k) Plan

The Company sponsors a defined contribution profit sharing (401(k)) plan covering substantially all employees. The Company matched certain levels of each employee's contributions to the plan resulting in an expense of $87,000 and $83,000 in 2002 and 2001, respectively.

10. RELATED PARTY TRANSACTIONS

Executive officers and directors and their associates were customers of and had other transactions with the Company in the ordinary course of business. It is the Company's policy that all such loans and commitments be made in substantially the same terms as those for comparable transactions with other parties. A summary of the changes in outstanding loans to executive officers and directors, or indirectly made for their benefit, for the years ended December 31, 2002 and 2001 follows (in thousands):

	2002	2001
Balance of loans outstanding at beginning of year	$ 480	688
New loans and increases in existing loans	115	209
Loan principal repayments	(94)	(417)
BALANCE AT END OF YEAR	$ 501	480

11. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation and the State of New York Banking Department categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

11. REGULATORY CAPITAL REQUIREMENTS (continued)

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$ 23,426	13.74%	13,644	8.00	17,055	10.00
Tier I Capital (to Risk Weighted Assets)	21,426	12.56	6,822	4.00	10,233	6.00
Tier I Capital (to Average Assets)	21,426	7.47	11,480	4.00	14,350	5.00
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$ 22,432	13.16%	13,637	8.00	17,047	10.00
Tier I Capital (to Risk Weighted Assets)	20,432	11.99	6,819	4.00	10,228	6.00
Tier I Capital (to Average Assets)	20,432	7.52	10,874	4.00	13,593	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2002 was 7.46% compared to 7.44% for December 31, 2001.

12. SHAREHOLDERS' EQUITY

On July 17, 2001, the Company redeemed all 55,000 outstanding shares of its 8% Series A Cumulative Convertible Preferred Stock. These shares were redeemed at a price of $106.00 per share plus accrued dividends of $1.69 per share. The 55,000 shares, plus the 10,000 shares held in treasury stock, were then retired.

Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the State of New York Banking Department is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $187,000 are available from the Bank at December 31, 2002 without the approval of the State of New York Banking Department.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. NET INCOME PER SHARE

The following is a summary of the net income per share calculation for the years ended December 31, 2002 and 2001 (in thousands, except share data):

	2002			2001		
	Income	Weighted Average Shares Outstanding	Per Share Amount	Income	Weighted Average Shares Outstanding	Per Share Amount
Net Income	$ 1,361			1,629		
Less: Preferred stock dividends	—			313		
Basic net income per share						
Income available to common shareholders	$ 1,361	1,627,751	$ .84	1,316	1,621,973	$ .81

The convertible preferred stock was antidilutive for 2001 as the amount of preferred stock dividends per common share, obtainable on conversion, exceeded the basic net income per common share for that year.

14. COMPANY-OBLIGATED MANDATORY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF A SUBSIDIARY TRUST, HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY (Trust Preferred Securities)

On July 16, 2001, $5,000,000 of 10.25% Cumulative Trust Preferred Securities were issued by Steuben Capital Trust I, a Delaware statutory business trust formed and wholly-owned by the Company. The net proceeds from this issuance were invested in the Company in exchange for $5,155,000 Junior Subordinated Debentures. The sole asset of Steuben Capital Trust I, the obligor on the 10.25% Cumulative Trust Preferred Securities, is $5,155,000 principal amount of 10.25% Junior Subordinated Debentures of the Company due July 25, 2031. The Company has entered into several contractual arrangements for the purpose of fully and unconditionally supporting Steuben Capital Trust I's payment of distributions on, payments on any redemption of, and any liquidation distribution with respect to the 10.25% Cumulative Trust Preferred Securities. These contractual arrangements constitute a full and unconditional guarantee by the Company of Steuben Capital Trust I's obligations under the 10.25% Cumulative Trust Preferred Securities.

Cash distributions on both the 10.25% Cumulative Trust Preferred Securities and the 10.25% Junior Subordinated Debentures are payable semi-annually in arrears on the 25th day of January and July of each year.

14. COMPANY-OBLIGATED MANDATORY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF A SUBSIDIARY TRUST, HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY (Trust Preferred Securities) (continued)

The 10.25% Cumulative Trust Preferred Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at Stated Maturity or at the option of Steuben Capital Trust I, their earlier redemption in whole upon the occurrence of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities or a change in the law so that Steuben Capital Trust I would be considered an investment company and (ii) in whole or in part at any time on or after July 25, 2006, contemporaneously with the optional redemption by the Company of the Junior Subordinated Debentures in whole or part. The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) in whole or in part on any January 25th or July 25th on or after July 25, 2006, upon not less than 30 days, no more than 60 days, notice following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the 10.25% Cumulative Trust Preferred Securities, or a change in the law so that Capital Trust would be considered an investment company. The ability of the Company to exercise its rights to redeem the Junior Subordinated Debentures or to cause the redemption of the Preferred Securities prior to the Stated Maturity may be subject to prior regulatory approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), if then required under applicable Federal Reserve capital guidelines or policies.

15. ADVANCES FROM FEDERAL HOME LOAN BANK

The following is a tabulation of total outstanding advances from the Federal Home Loan Bank of New York (FHLB) as of December 31, 2002 (in thousands):

Maturity Date	Amount	Weighted Average Interest Rate
March 2003	$ 3,000	5.96%
Total	$ 3,000	5.96%

Advances from the FHLB had an average balance of approximately $5,671,000 during 2002 and $8,211,000 during 2001. The maximum outstanding balance at any month end was $6,000,000 for 2002 and $13,000,000 for 2001.

The Company has pledged qualifying collateral, primarily mortgage loans, with a market value of at least 110% of the amount of the advances. The Company has an available line of credit with the FHLB equal to 30% of total assets exclusive of withdrawal advances. The Company is required to hold stock in the FHLB in an amount equal to the greater of 5% of the outstanding advance balance or 1% of eligible mortgage loans.

16. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, and commitments to extend credit, which are not reflected in the accompanying financial statements. The Company does not anticipate losses as a result of these transactions. Mortgage and other loan commitments outstanding at December 31, 2002 and 2001 amounted to $43,020,000 and $42,949,000, respectively. Fixed interest rates on mortgage and other loan commitments outstanding can change prior to closing only if interest rates decrease. Variable rate loans float prior to closing. Outstanding commitments on letters of credit at December 31, 2002 and 2001 amounted to $990,000 and $939,000, respectively.

In the normal conduct of business, the Company is involved in various litigation matters. In the opinion of management, the ultimate disposition of these matters should not have a materially adverse effect on the financial position of the Company.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments were as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Federal funds sold	$ 2,000	2,000	9,000	9,000
Securities	77,517	77,517	57,235	57,235
Net loans	170,632	177,226	174,032	178,205
Accrued interest receivable	1,204	1,204	1,281	1,281
Financial liabilities				
Demand and savings deposits	(156,225)	(156,225)	(135,862)	(135,862)
Time deposits	(99,044)	(99,083)	(104,478)	(105,515)
Advances from FHLB	(3,000)	(3,027)	(6,000)	(6,220)
Trust preferred securities	(4,848)	(5,214)	(4,842)	(4,984)
Accrued interest payable	(765)	(765)	(1,020)	(1,020)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the cash flows analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and are considered nominal.

POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission.

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 30th day of April, 2003.

STEUBEN TRUST CORPORATION



By: James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: April 30, 2003

By: Brenda L. Copeland*
Brenda L. Copeland, President and
Chief Executive Officer

Date: April 30, 2003



By: James P. Nicoloff,
Executive Vice President, Treasurer and
Chief Financial Officer

Date: April 30, 2003

By: David A. Shults*
David A. Shults, Director and
Chairman of the Board

Date: April 30, 2003

By: Robert U. Blades, Jr.*
Robert U. Blades, Jr., Director

Date: April 30, 2003

By: Edward G. Coll, Jr.*
Edward G. Coll, Jr., Director

Date: April 30, 2003

By: Stoner E. Horey*
Stoner E. Horey, Director

Date: April 30, 2003

By: Charles D. Oliver*
Charles D. Oliver, Director

Date: April 30, 2003

By: Alain Percet*
Alain Percet, Director

Date: April 30, 2003

By: Kenneth D. Philbrick*
Kenneth D. Philbrick, Director

Date: April 30, 2003

By: Eric Shults*
Eric Shults, Director

Date: April 30, 2003

By: Sherry C. Walton*
Sherry C. Walton, Director

Date: April 30, 2003

By: Charles K. Wellington*
Charles K. Wellington, Director

*By: 
James P. Nicoloff, as Attorney-in-Fact

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the STEUBEN TRUST CORPORATION (the "Corporation") SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

1. ELIGIBILITY TO PARTICIPATE IN PLAN. All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

2. ELECTION TO PARTICIPATE IN PLAN. Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

(a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

(b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

(c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

(d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

Participants may elect to reinvest Dividends paid on all or only a portion of the Common Stock registered in their names and/or held in their Plan Accounts by designating such election on the Authorization Form. Participants electing partial reinvestment of Dividends must designate the number of whole shares for which they want to receive cash payment of Dividends. Dividends paid on all other shares registered in the Participant's name and all other shares held in the Participant's Plan Account will be reinvested in additional shares of Common Stock.

Participants may at any time deposit any Common Stock certificates in their possession with the Agent to be credited to the Participant's Plan Account. Such shares will be transferred into the name of the Agent or its nominee, as agent for the Participant under the Plan, and thereafter treated in the same manner as shares purchased through the Plan.

Reinvestment levels may be changed from time to time as a Participant desires by submitting a new Authorization Form to the Agent. To be effective with respect to a particular Dividend, any such change must be received by the Agent at least five business days before the record date for that Dividend.

3. <u>PLAN ACCOUNT</u>. After receipt of a properly completed Authorization Form, the Agent will open a Plan Account for the Participant as Plan Administrator and agent for the Participant and will credit to such Plan Account:

(a) all Dividends received by the Agent from the Corporation on shares of Common Stock registered in the Participant's name and enrolled in the Plan by the Participant, commencing with the first Dividend paid following receipt of the Authorization Form by the Agent (which must be received at least five business days prior to the record date of a Dividend to be effective with respect to that Dividend);

(b) all Dividends received by the Agent on any full or fractional shares credited to the Participant's Plan Account;

(c) all Additional Cash Payments (as further described below) received by the Agent from the Participant to purchase additional shares of Common Stock;

(d) all full or fractional shares purchased for the Participant's Plan Account after making appropriate deductions for the purchase prices paid for such shares; and

(e) any shares of Common Stock distributed by the Corporation as a dividend or otherwise on shares credited to the Participant's Plan Account.

4. <u>ADDITIONAL CASH PAYMENTS</u>. Any Participant may from time to time elect to purchase additional shares of Common Stock through the Plan by using a Plan Authorization Form to make voluntary additional cash payments to the Agent of not less than $50.00 nor more than $2,500.00 per quarter ("Additional Cash Payments"), which will be used to purchase additional

shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5. PURCHASES OF SHARES. Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. For purchases made in the open market or otherwise than directly from the Corporation, the price at which the Agent shall be deemed to have acquired Common Stock for the Participant's Plan Account shall be the average price of the Common Stock purchased by the Agent with the proceeds of a Dividend or with the Additional Cash Payments being applied to such purchase, as the case may be. Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the balance to be invested from that Plan Account divided by the purchase price applicable to such transaction determined as described above.

6. ACCOUNT STATEMENTS. As soon as practicable following the end of each quarter in which there is a transaction in a Participant's Plan Account, the Participant will receive a detailed statement (the "Statement") showing, as applicable:

(a) any Dividend paid on the Participant's Common Stock participating in the Plan;

(b) any Additional Cash Payments received from the Participant during that quarter;

(c) the purchase prices and numbers of shares purchased during that quarter for the Participant's Plan Account with the funds held in such Account;

(d) the number of shares withdrawn from the Participant's Plan Account; and

(e) as of the date of the Statement, the total number of shares of Common Stock owned by the Participant that are participating in the Plan.

The last Statement of the year will show the aggregate amount of brokerage fees, if any, paid by the Corporation in respect of shares purchased for the Participant's Plan Account.

7. ISSUANCE OF CERTIFICATES. Shares purchased under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participant under the Plan. No certificates will be issued to a Participant for the Common Stock in the Participant's Plan Account unless requested in writing or the Plan Account is terminated as hereinafter provided. Certificates for any number of whole shares of Common Stock credited to a Participant's Plan Account will be issued to a Participant upon written request sent to the Agent at the address indicated below. A Participant may either furnish separate written instructions to the Agent each time the Participant desires that certificates be issued or furnish the Agent with blanket instructions covering all whole shares of Common Stock credited to the Participant's Plan Account from time to time under the Plan. No certificates for fractional shares will be issued notwithstanding any request therefor, but dividends on a fractional interest in shares will be credited to a Participant's Plan Account.

8. FEES. The Corporation has agreed to pay all brokerage commissions and Agent service charges in connection with the administration and operation of the Plan. The Agent may charge a Participant for additional services performed by the Agent at the request of the Participant and not provided for herein.

9. TAXES. It is understood that the automatic investment of dividends under this Plan does not relieve the Participant of any income taxes which may be payable on such dividends. The Agent will comply with all applicable Internal Revenue Service ("IRS") requirements concerning the withholding of taxes on dividend payments and filing of information returns for dividends

credited to each Participant's Plan Account. Any amounts required to be withheld will be deducted from each Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

10. VOTING OF PLAN SHARES. With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single-proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

11. TERMINATION. Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Participant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

12. CHANGES IN CAPITALIZATION. The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, debentures or

other securities, each Participant shall have the right to exercise such rights arising from whole shares credited to the Participant's Plan Account in accordance with the terms and conditions of such rights. The Agent may, in its sole discretion, hold the Common Stock of all Participants together in its name or in the name of its nominee.

13. LIABILITY. Neither the Agent nor the Corporation, nor any of their respective Directors, officers, employees or agents shall be liable hereunder for any act or failure to act, including without limitation, for any claim of liability (a) arising out of any failure to terminate a Participant's Plan Account upon such Participant's death or adjudication of incompetency prior to receipt of written notice of such death or incompetency; (b) with respect to the prices at which the Common Stock is purchased or sold for a Participant's Plan Account or the timing of, or terms on which, such purchases or sales are made; or (c) with respect to the value at any time of the Common Stock acquired for or credited to a Participant's Plan Account. It is understood that government regulation may require the temporary curtailment or suspension of purchases under the Plan. Neither the Agent nor the Corporation, nor any of their respective Directors, officers or employees shall have any liability in connection with any inability to purchase Common Stock or the timing of any purchases.

14. SPENDTHRIFT PROVISION. A Participant may not sell, pledge, hypothecate or otherwise assign or transfer any cash or Common Stock credited to the Participant's Plan Account, nor any other interest therein. No attempt to effect any such sale, pledge, hypothecation, or other assignment or transfer shall be effective.

15. NOTICES. All notices, requests or other communications from Participants relating to the Plan shall be addressed as follows:

American Stock Transfer and Trust Company
Attention: Dividend Reinvestment Department
40 Wall Street
New York, NY 10005
1-800-278-4353

Each Participant agrees to notify the Agent promptly in writing of any change of address. Notices, requests or other communications from the Agent to a Participant relating to the Plan shall be addressed to the Participant at the Participant's last known address as reflected in the Agent's records and shall be deemed given when received by the Participant or five days after mailing, whichever first occurs.

16. AMENDMENT; TERMINATION. The Corporation and the Agent each reserve the right to suspend, to modify (subject to any requisite authorization or approval by regulatory agencies having jurisdiction) and to terminate the Plan or any Participant's participation in the Plan at any time by written notice given to all Participants or such Participant, as the case may be. The Corporation and the Agent each also reserve the right to adopt, and from time to time to change, such

administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17. GOVERNING LAW. The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
AUTHORIZATION FORM

(Front of Card)

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Check only one of the following options:

[ ] FULL DIVIDEND REINVESTMENT

I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. (Complete if applicable) I also wish to make an additional cash investment at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $________________.

[ ] PARTIAL DIVIDEND REINVESTMENT

I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on _____ shares. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. (Complete if applicable) I wish to make an additional cash investment at this time and have, therefore, enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $________________.

[ ] ADDITIONAL CASH INVESTMENT ONLY

I wish to make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. I have enclosed a check or money order (payable to American Stock Transfer & Trust Company) in the amount of $______________.

I understand that, regardless of which option I have selected above, dividends on all shares held in my Plan account will be reinvested.

(Please sign on other side)

(Back of Card)

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
FOR SHARE OWNERS OF STEUBEN TRUST CORPORATION

Return to: American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Attention: Dividend Reinvestment Department

Date: ______________________________

Signature of all registered owners:

____

____

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Designation of Relative Rights, Preferences, etc. of Corporation's Series A Preferred Stock	See Exhibit 2-1 above
4	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
6-1	Executive Deferred Compensation Agreement with Kenneth D. Philbrick	Page III-2
6-2	Change in Control Agreement with Brenda L. Copeland	Page III-10
10-1	Consent of Crowe Chizek and Company LLC and KPMG LLP, Independent Auditors	Page III-15
10-2	Consent of Underberg & Kessler LLP	Page III-17
11	Opinion of Underberg & Kessler LLP	Page III-18
15	Power of Attorney	Page III-19

* Indicates previously filed document.

Exhibit 6-1

STEUBEN TRUST COMPANY
EXECUTIVE DEFERRED COMPENSATION AGREEMENT

THIS AGREEMENT effective September 1, 1998, by and between STEUBEN TRUST COMPANY, located in Hornell, New York (the "Company"), and Kenneth D. Philbrick (the "Executive").

INTRODUCTION

To encourage the Executive to remain an employee of the Company, the Company is willing to provide to the Executive a deferred compensation opportunity. The Company will pay the Executive's benefits from the Company's general assets.

AGREEMENT

The Executive and the Company agree as follows:

Article 1
Definitions

1.1 *Definitions*. Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1.1 "*Anniversary Date*" means December 31 of each year.

1.1.2 "*Change of Control*" means the transfer of 51% or more of the Company's outstanding voting common stock followed within twelve (12) months by the Executive's Termination of Service for reasons other than Disability or retirement.

1.1.3 "*Code*" means the Internal Revenue Code of 1986, as amended.

1.1.4 "*Compensation*" means the total salary and bonus paid to the Executive during a Plan Year.

1.1.5 "*Deferral Account*" means the Company's accounting of the Executive's accumulated Deferrals plus accrued interest.

1.1.6 "*Deferrals*" means the amount of the Executive's Compensation which the Executive elects to defer according to this Agreement.

1.1.7 "*Disability*" means the Executive's inability to perform substantially all normal duties of the Executive, as determined by the Company's Board of Directors, in its sole discretion. As a condition to any benefits, the Company may require the

111 - 2

Executive to submit to such physical or mental evaluations and tests as the Board of Directors deems appropriate.

1.1.8 "*Effective Date*" means September 1, 1998.

1.1.9 "*Election Form*" means the Form attached as Exhibit 1.

1.1.10 "*Normal Retirement Age*" means the Executive's 65th birthday.

1.1.11 "*Normal Retirement Date*" means the later of the Normal Retirement Age or the Executive's Termination of Employment.

1.1.12 "*Prime Rate*" means the Prime Interest Rate reported in the Wall Street Journal on the plan Anniversary Date. If the Anniversary Date is on a day that the Wall Street Journal is not published, then the Prime Rate published immediately prior to the Anniversary Date shall be used.

1.1.13 "*Plan Year*" means the calendar year.

1.1.14 "*Termination of Employment*" means the Executive ceasing to be employed by the Company for any reason whatsoever.

Article 2
Deferral Election

2.1 *Initial Election*. The Executive shall make an initial deferral election under this Agreement by filing with the Company a signed Election Form within thirty (30) days after the Effective Date of this Agreement. The Election Form shall set forth the amount of Compensation to be deferred. The Election Form shall be effective to defer only Compensation earned after the date the Election Form is received by the Company.

2.2 *Election Changes*

2.2.1 *Generally*. The Executive may modify the amount of Compensation to be deferred annually by filing a new Election Form with the Company prior to the beginning of the Plan Year in which the Compensation is to be deferred. The modified deferral election shall not be effective until the calendar year following the year in which the subsequent Election Form is received and approved by the Company. The new Election Form may be used to change the Executive's distribution option; however, the change shall not be effective before the first day of the Plan Year immediately following the date that the Election Form was executed.

2.2.2 *Hardship*. If an unforeseeable financial emergency arising from the death of a family member, divorce, sickness, injury, catastrophe or similar event outside the control of the Executive occurs, the Executive, by written instructions to the Company, may reduce future deferrals under this Agreement.

Article 3
Deferral Account

3.1 *Establishing and Crediting.* The Company shall establish a Deferral Account on its books for the Executive and shall credit to the Deferral Account the following amounts:

3.1.1 *Deferrals.* The Compensation deferred by the Executive as of the time the Compensation would have otherwise been paid to the Executive.

3.1.2 *Interest.* On the first day of each month and immediately prior to the payment of any benefits, interest on the account balance since the preceding credit under this Section 3.1.2, if any, at an annual rate, compounded monthly, equal to the Prime Rate for the previous Anniversary Date.

3.2 *Statement of Accounts.* The Company shall provide to the Executive, within one hundred twenty (120) days after each Anniversary Date, a statement setting forth the Deferral Account balance.

3.3 *Accounting Device Only.* The Deferral Account is solely a device for measuring amounts to be paid under this Agreement. The Deferral Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Company for the payment of benefits. The benefits represent the mere Company promise to pay such benefits. The Executive's rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive's creditors.

Article 4
Lifetime Benefits

4.1 *Normal Retirement Benefit.* Upon the Normal Retirement Date, the Company shall pay to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1 *Amount of Benefit.* The benefit under this Section 4.1 is the Deferral Account balance at the Executive's Normal Retirement Date.

4.1.2 *Payment of Benefit.* The Company shall pay the benefit to the Executive in the form elected by the Executive on the Election Form. If the Executive elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the Executive's Normal Retirement Date.

4.2 *Early Retirement Benefit.* Upon Termination of Employment prior to the Normal Retirement Age for reasons other than Change of Control or Disability, the Company shall pay to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1 *Amount of Benefit.* The benefit under this Section 4.2 is the Deferral Account balance at the Executive's Termination of Employment.

4.2.2 *Payment of Benefit.* The Company shall pay the benefit to the Executive in the form elected by the Executive on the Election Form. If the Executive elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the date of the Executive's Termination of Employment.

4.3 *Disability Benefit.* If the Executive terminates employment due to Disability prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1 *Amount of Benefit.* The benefit under this Section 4.3 is the Deferral Account balance at the Executive's Termination of Employment.

4.3.2 *Payment of Benefit.* The Company shall pay the benefit to the Executive in the form elected by the Executive on the Election Form. If the Executive elected to receive his benefit in the form of installments, the Company shall continue to credit interest on the remaining account balance during any applicable installment period fixed at the rate in effect under Section 3.1.2 on the date of the Executive's Termination of Employment.

4.4 *Change of Control Benefit.* Upon Termination of Employment within 12 months of a Change of Control, the Company shall pay to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1 *Amount of Benefit.* The benefit under this Section 4.4 is the Deferral Account balance at the Executive's Termination of Employment.

4.4.2 *Payment of Benefit.* The Company shall pay the lump-sum benefit to the Executive within 60 days after the Executive's Termination of Employment.

4.5 *Pre-retirement Distribution.* Upon the Board of Director's determination (following petition by the Executive) that the Executive has suffered an unforeseeable financial emergency as described in Section 2.2.2, the Company shall distribute to the Executive all or a portion of the Deferral Account balance as determined by the Company, but in no event shall the distribution be greater than is necessary to relieve the financial hardship. In addition, following petition by the Executive, the Board of Director's, in its sole and absolute discretion, may distribute to the Executive all or a portion of the Deferral Account balance as determined by the Company.

Article 5
Death Benefits

5.1 *Death Benefits*. On December 21, 1998, the Company entered into Split Dollar Agreement designed to provide benefits to the Executive's designated beneficiary or beneficiaries in the event of death. If the Executive dies while employed by the Company or after Termination of Employment, no death benefit shall be paid under this agreement if the aforementioned Split Dollar Agreement is in effect on the Executive's date of death. If the Split Dollar Agreement is not in effect on the Executive's date of death, then the Executive's designated beneficiary or beneficiaries will receive the balance of the Executive's Deferral Account, payable on the first day of the month following the Executive's date of death.

5.2 *Surrender of Deferral Account*. If the aforementioned Split Dollar Agreement is in effect and the balance of the Executive's Deferral Account is greater than zero ($0) on the Executive's date of death, then the Deferral Account shall become the property of the Company.

Article 6
Beneficiaries

6.1 *Beneficiary Designations*. The Executive shall designate a beneficiary by filing a written designation with the Company. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and accepted by the Company during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive's estate.

6.2 *Facility of Payment*. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, the Company may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Company may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Company from all liability with respect to such benefit.

Article 7
Claims and Review Procedures

7.1 *Claims Procedure*. The Company shall notify any person or entity that makes a claim against the Agreement (the "Claimant") in writing, within ninety (90) days of his or her written application for benefits, of his or her eligibility or non-eligibility for benefits under the

Agreement. If the Company determines that the Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of the Agreement on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of the Agreement's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

7.2 *Review Procedure*. If the Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that he or she is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle him or her to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of the Agreement on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 8
Amendments and Termination

8.1 This Agreement may be amended or terminated only by a written agreement signed by the Company and the Executive.

8.2 Notwithstanding Section 8.1, the Company may amend or terminate this Agreement at any time if, pursuant to legislative, judicial or regulatory action, continuation of the Agreement would (i) cause benefits to be taxable to the Executive prior to actual receipt, or (ii) result in significant financial penalties or other significantly detrimental ramifications to the Company (other than the financial impact of paying the benefits). In no event shall this Agreement be terminated under this Section 8.2 without payment to the Executive of the Deferral Account balance attributable to the Executive's Deferrals and interest credited on such amounts.

Article 9
Miscellaneous

9.1 *Binding Effect.* This Agreement shall bind the Executive and the Company, and their beneficiaries, survivors, executors, administrators and transferees.

9.2 *No Guarantee of Employment.* This Agreement is not a contract for employment. It does not give the Executive the right to remain an employee of the Company, nor does it interfere with the shareholders' rights to replace the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

9.3 *Suicide or Misstatement.* Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement that is attributable to the interest earned on the deferral account if the Executive commits suicide within two years after the date of this Agreement, or if the Executive has made any material misstatement of fact on any application for life insurance purchased by the Company.

9.4 *Non-Transferability.* Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

9.5 *Tax Withholding.* The Company shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement.

9.6 *Applicable Law.* The Plan and all rights hereunder shall be governed by and construed according to the laws of New York, except to the extent preempted by the laws of the United States of America; provided, however, that with respect to the Policies owned by the Company or any insurable interest issues, the laws of Delaware shall govern.

9.7 *Recovery of Estate Taxes.* If the Executive's gross estate for federal estate tax purposes includes any amount determined by reference to and on account of this Agreement, and if the beneficiary is other than the Executive's estate, then the Executive's estate shall be entitled to recover from the beneficiary receiving such benefit under the terms of the Agreement, an amount by which the total estate tax due by the Executive's estate, exceeds the total estate tax which would have been payable if the value of such benefit had not been included in the Executive's gross estate. If there is more than one person receiving such benefit, the right of recovery shall be against each such person. In the event the beneficiary has a liability hereunder, the beneficiary may petition the Company for a lump sum payment in an amount not to exceed the beneficiary's liability hereunder.

9.8 *Unfunded Arrangement.* The Executive and the Executive's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Company to which the Executive and the Executive's beneficiary have no preferred or secured claim.

9.9 *Reorganization.* The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement.

9.10 *Entire Agreement.* This Agreement constitutes the entire agreement between the Company and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

9.11 *Administration.* The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

9.12 Interpreting the provisions of the Agreement;
9.13 Establishing and revising the method of accounting for the Agreement;
9.14 Maintaining a record of benefit payments; and
9.15 Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

9.16 *Named Fiduciary.* For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Executive and a duly authorized Company officer have signed this Agreement.

EXECUTIVE:



Kenneth D. Philbrick
Print name

COMPANY:
Steuben Trust Company

By 
James P. Nicoloff
Title Sr. Vice President & CFO

111-9

Exhibit 6-2

CHANGE IN CONTROL AGREEMENT

This Agreement by and between STEUBEN TRUST COMPANY, a New York Banking Corporation, with office and principal place of business at One Steuben Square, Hornell, New York, 14843, hereinafter referred to as the "Bank", and

BRENDA L. COPELAND, an individual with a residence of 130 S. Main Street, Gainesville, New York, 14066, hereinafter referred to as the "Employee", and

WHEREAS the Bank has hired the Employee as its President according to the terms and conditions of the Agreement between the Bank and the Employee, and

WHEREAS the parties desire to enter into an Agreement to compensate the Employee in the event there is a change in control of the bank, and to provide for the non-competition of the Employee in the event the Employee leaves her employment with the Bank for any reason.

NOW THEREFORE in consideration of the mutual covenants hereinafter expressed, the parties intending to be bound, agree as follows:

1. In the event there is a change in control of the Bank or its parent Holding Company Steuben Trust Corporation within the five year period commencing with the date of this Agreement if the Employee is an Employee of the Bank, the Bank shall pay the Employee her annual compensation existing at the time of the change in control, together with all additional benefits for the

111-10

term of three years from the date of the change in control of the Bank or its parent Holding Company Steuben Trust Corporation. For purposes of this Agreement change in control shall mean the possession of the power to elect a majority of the members of the Board of Directors of the Bank or its parent Holding Company Steuben Trust Corporation through the ownership of voting securities in the Bank by any person or persons or organizations not shareholders of the Bank as of the date of this Agreement.

2. In the event the employee is employed by whatever person or entity obtains the power to elect the majority of members of the Board of Director as provided herein in the same or comparable position, this change in control agreement shall be inoperative, provided however in the event the employee voluntarily leaves the employment of whichever person or entity obtains the power to elect the majority of members of the Board of Directors within one year period of the date of the change in control, then the terms of this agreement shall have full force and effect.

3. In consideration of the above provisions, the Employee agrees that upon the termination of her employment for any reason she will not, within the three year period of her leaving her employment with the Bank or its parent Holding Company Steuben Trust Corporation, reveal or disclose to any person outside of the Bank without the Bank's specific written

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

III-11

authorization whether by private communication or public address or otherwise, information not lawfully available to the public concerning any of the Bank's or the Bank's parent Holding Company Steuben Trust Corporation confidential information including procedures, developments, plans, methods, systems, marketing techniques, cost methods, or any customer list. Upon the termination of Employee's employment for any reason Employee shall promptly surrender to the Bank all copies of the foregoing.

4. In further consideration of this Agreement, Employee agrees that during the period ending later than three years from the date of the termination of her employment for any reason she will not directly or indirectly for her own account or as an employee, officer, director, partner in joint venture or otherwise, engage in the business of banking, or otherwise compete with the Bank or it's parent Holding Company Steuben Trust Corporation with any competitor of the bank, a competitor of the bank being defined as any bank or financial institution which has an office within a fifteen mile geographic radius of an existing Steuben Trust Company office at the time of the change in control.

5. This Agreement shall inure to the benefit of the parties, their heirs, successors and assigns, may not be changed orally and shall be governed by the Laws of the State of New York.

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

III-12

IN WITNESS WHEREOF the parties have hereunder set their hands and seals the day and year first above written.

STEUBEN TRUST COMPANY



by: David A. Shults, Chairman



Brenda L. Copeland

SHULTS AND SHULTS
TORNEYS AND COUNSELORS
HORNELL, NEW YORK

111-13

STATE OF NEW YORK
COUNTY OF STEUBEN

On the 17 day of April, in the year Two Thousand Three, before me, the undersigned, personally appeared David A. Shults, Chairman of Steuben Trust Company, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s) or the person upon behalf of which the individual(s) acted, executed the instrument.

Notary Public

PATRICIA LYNN [illegible]
Notary Public, New York State
Allegany County #4680259
My Commission Expires Nov. 30, 2005

STATE OF NEW YORK
COUNTY OF STEUBEN

On the 17 day of April, in the year Two Thousand Three, before me, the undersigned, personally appeared Brenda L. Copeland, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s) or the person upon behalf of which the individual(s) acted, executed the instrument.

Mary E. Hilfiger
Notary Public

MARY E. HILFIGER, Notary Public
State of New York, Steuben County
Registration No. 4779492
My Commission Expires Sept. 30, 2005

SHULTS AND SHULTS
ATTORNEYS AND COUNSELORS
HORNELL, NEW YORK

111-14


Crowe

Exhibit 10-1

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in this Registration Statement of Steuben Trust Corporation on Post Qualification Amendment No. 9A to Form 1-A, of our report dated January 8, 2003 on Steuben Trust Corporation's consolidated financial statements appearing in the Annual Report of Steuben Trust Corporation for the year ended December 31, 2002.

Crowe Chizek and Company LLC

Crowe Chizek and Company, LLC

Columbus, Ohio
April 14, 2003

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12 Fountain Plaza, Suite 601
Buffalo, NY 14202

Independent Auditors' Consent

The Board of Directors
Steuben Trust Corporation:

We consent to the inclusion of our report dated January 11, 2002, relating to the consolidated statement of condition of Steuben Trust Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended which report appears in Steuben Trust Corporation's registration statement (No. 24-3656) on Post Qualification Amendment No. 9A to Form 1-A with respect to the Share Owner Dividend Reinvestment and Stock Purchase Plan. We also consent to the reference to our firm under the heading "Experts" in the registration statement on Post Qualification Amendment No. 9A to Form 1-A.

KPMG LLP

April 14, 2003
Buffalo, New York

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UNDERBERG & KESSLER LLP

1800 Chase Square
Rochester, New York 14604

Telephone: (585) 258-2800
Facsimile: (585) 258-2821
www.underberg-kessler.com

Writer's Direct Number:

1900 Main Place Tower
Buffalo, New York 14202

Telephone: (716) 848-9000
Facsimile: (716) 847-6004

Reply to
Rochester Office

Exhibit 10-2

LEGAL COUNSEL'S CONSENT

We consent to the incorporation in Steuben Trust Corporation's Post Qualification Amendment No. 9A to Form 1-A (No. 24-3656), of our opinion dated April 30, 2003 with respect to the validity of the shares of Common Stock being offered hereby. We also consent to the inclusion of our firm's name in the Post Qualification Amendment No. 9A to Form 1-A, including the offering circulars originally filed or subsequently amended or supplemented.



UNDERBERG & KESSLER LLP

April 30, 2003
Rochester, New York

UNDERBERG & KESSLER LLP

1800 Chase Square
Rochester, New York 14604

Telephone: (585) 258-2800
Facsimile: (585) 258-2821
www.underberg-kessler.com

Writer's Direct Number:
(585) 258-2800

1900 Main Place Tower
Buffalo, New York 14202

Telephone: (716) 848-9000
Facsimile: (716) 847-6004

Reply to
Rochester Office

Exhibit 11

April 30, 2003

Steuben Trust Corporation
One Steuben Square
Hornell, New York 14843-1699

Re: Registration Statement on Post Qualification Amendment No. 9A to Form 1-A (the "Statement") of 300,000 Share of Common Stock for Sale Under the Securities Act of 1933

Gentlemen:

We have acted as counsel to Steuben Trust Corporation (the "Corporation"), a New York corporation, in connection with the registration for public sale of a total of 300,000 shares of its Common Stock, par value $1.00 per share, to be offered in connection with its Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan") as more fully described in the Statement being filed by the Corporation with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

In our opinion, the 300,000 shares of Common Stock covered by the aforesaid Statement have been duly authorized and, when issued in accordance with the terms of the Plan, will be legally and validly issued, fully paid and non-assessable, except that under Section 630 of the New York Business Corporation Law, the ten largest shareholders of the Corporation may be jointly and severally liable for unpaid wages due to employees of the Corporation.

We hereby consent to the filing of this opinion as an exhibit to the Statement and to any references to this opinion therein.

Very truly yours,



UNDERBERG & KESSLER LLP

MEM:ds

G:\UKS\STEUBEN\SEC\Drspp\memStuebenTrust043003.ltr.wpd

STEUBEN TRUST CORPORATION

POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission. This Power of Attorney may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURES

Date: April 10, 2003



Brenda L. Copeland, President and Chief Executive Officer

Date: April 10, 2003



James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer

Date: April 10, 2003



David A. Shults, Director and Chairman of the Board

Date: April 10, 2003



Robert U. Blades, Jr., Director

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C:\DOCUME~1\nicoloff\LOCALS~1\Temp\C.Lotus.Notes.Data\~4609214.doc

Date: April 10, 2003


Edward G. Coll, Jr., Director

Date: April 10, 2003


Stoner E. Horey, Director

Date: April 10, 2003


Charles D. Oliver, Director

Date: April 10, 2003


Alain Percet, Director

Date: April 10, 2003


Kenneth D. Philbrick, Director

Date: April 10, 2003


Eric Shults, Director

Date: April 10, 2003


Sherry C. Walton, Director

Date: April 10, 2003


Charles K. Wellington, Director

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